UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO

REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2020

Winc, Inc.

(Exact name of registrant as specified in its charter)

Delaware	45-2988960
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

12405 Venice Blvd., #1 Los Angeles, California (Address of principal executive offices)	90066 (Zip Code)

(855) 282-5829

Registrant’s telephone number, including area code

Series D Preferred Stock

Series E Preferred Stock
(Title of each class of securities issued pursuant to Regulation A)

In this report, the term “Winc,” “we,” “us” or “the Company” refers to Winc, Inc. and its consolidated subsidiary.

This report may contain forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company’s management. When used in this report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the Company’s actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence.

Item 1. Business

THE COMPANY’S BUSINESS

Overview

We founded our company in 2011 as Club W, Inc., a third-party provider wine club with the mission to make wine more accessible to the next generation of wine drinkers. We sent wine recommendations to our members based on their preferences generated from the results of their Palate Profile Quiz. Members could subscribe to receive three wines per month for a monthly fee of $39.00. All the wines we distributed to members were sourced from outside wineries. The membership program also evolved, now directing customers to enroll in a monthly-charge program called Insider Access, described in detail below.

Using our growing database of customer feedback about wine preferences, we began to transition in 2013 to becoming a vertically integrated direct-to-consumer (“DTC”) online winery. We evaluated our data to determine where there were gaps in the market to design wines that would appeal to our members. Since mid-2014, the Company has exclusively distributed its own wines, developed by its in-house team of winemakers. In 2016, we rebranded our website as “Winc” to consolidate and simplify our brand structure, including changing the Company’s name to Winc, Inc.

Vertical integration, which is permitted for wineries under California law, allows us to operate with less friction and lower costs in two distribution channels of the traditional “three-tier” distribution business model for production and distribution of alcoholic beverages throughout the United States. The three-tier distribution business model requires alcohol to pass from manufacturer to wholesaler to retailer in each state before it can be sold to a consumer. Vertical integration has allowed us to distribute our wines directly to premium restaurants and retailers in the state of California, while continuing to follow the three-tier distribution business model in order to sell our core brands to wholesalers who deliver them to premium retailers and restaurants nationwide. We also sell our wines DTC in 43 states. The direct connection to our consumers also provides us with valuable feedback that we use in product development.

Our Products and Services

Wines

We believe we are building the most exciting brands in wine. We sell a variety of premium, super-premium and ultra-premium wines in small batches that we produce at third-party vineyards and wineries from grapes we source in California, Latin America, Europe, South Africa, Australia and New Zealand. Based on the customer feedback we receive from our members, our winemakers develop a changing variety of wines, including our core brands:

●	Summer Water, a rosé, the accessory of the summer;
●	Wonderful Wine Company, clean wine for better living;

●	Folly of the Beast, in search of pure pinot noir at an unbeatable price;

●	Chop Shop, the perfect cabernet for pairing with meats;

●	Pacificana, a truly well-balanced California chardonnay; and

●	DIME, the “perfect 10” red blend.

Our wine prices start at $15.00, or $12.99 for members; the most expensive wines we produce are priced at $54.99, or $46.00 for members.

Subscriptions

Customers can make à-la-carte purchases from the Winc website or enroll in a membership, our Insider Access program. Upon membership enrollment, Winc members will receive new recommendations of wine every month at discounted pricing and will be charged an automatic monthly fee of $59.95 in exchange for credits that are redeemable at any time. The cost of members’ purchases will be deducted from their credit balance based on wines selected, plus applicable tax and shipping. Members choose their order size and price range per bottle. We do not charge additional membership fees and members have the option to skip a monthly delivery, to make their own selection from the wines available on our website and to change the frequency of deliveries.

We also offer promotional and seasonal subscriptions, such as the limited edition three-month rosé subscription for Summer Water that we began offering in early 2017. We typically offer approximately 50 wines on our website. Members are asked to rate their wines in order to get better recommendations in the future. Using member ratings and ordering patterns, we have developed a database of wine and taste preferences that we use to guide our winemaking.

Content

Our websites, winc.com and wonderfulwine.com, include rich content. We publish a blog that features backstories on our wines, interviews with our winemakers, and recipes.

Wine Supply and Production

Production

We produce our wines in winery and bottling facilities in California where we hold licenses under alternating proprietorship agreements with one-year terms. The activities conducted at these outside facilities include crushing, fermentation, storage, blending, and bottling. One facility in Summerland, California, provided 42% and 73% of our production capacity in fiscal year 2020 and 2019, respectively. The Company has been able to satisfy production requirements to date and considers its sources to be adequate at this time. However, if any of these providers are not able to satisfy our requirements or choose not to renew their contracts, it could adversely affect our operations.

Grape and Wine Contracts

Most of the Company’s annual domestic grape requirements are satisfied by purchases from each year’s harvest, which normally begins in the United States (“US”) in August and runs through October. We purchase bulk wine from large scale wineries as a component for blending or finishing wines to satisfy our remaining domestic requirements.

We enter into grape contracts with terms generally of one to two years, which require us to pay an agreed-upon price per ton, or, in the case of bulk wine contracts, per gallon, that vary according to the type of grape, its appellation and in certain cases, the vineyard block in which the grapes are grown. Contracts are typically terminable after a specified term, unless earlier terms are mutually agreed by the parties.

Our foreign wines are produced entirely from bulk wines that we purchase at spot prices abroad and have shipped to California for winemaking. We do not have any commitments to purchase these bulk wines.

Production Materials

We use glass and other materials such as corks, labels and cardboard in the bottling and packaging of our wines. Consistent with our commitment to reducing our impact on the environment, we minimize the use of bottle capsules in our packaging.

Sales and Marketing

The Company employs full-time, in-house marketing and sales teams. We supplement our customer service capabilities as needed with outsourced customer service organizations. The sales and marketing team use a range of marketing strategies, with our largest focus on social media and internet ads. We also use co-marketing arrangements and promotions in which we offer discounts on the first month of a subscription. We have found success by entering into sponsorship agreements, including being the official wine sponsor of the Hollywood Bowl since March 2016 and the Philadelphia Eagles beginning in 2020.

The Company’s sales are comprised of two channels, DTC, and wholesale. DTC sales take place on our website. We commenced wholesale distribution in 2015, distributing a subset of our brands to premium retailers and restaurants throughout the country.

Market

Wine market segments are defined by the suggested retail prices charged to consumers as follows:

●	Super Value (sometimes referred to as Jug Wines or Ultra Value) = wines priced $3.99 or under per 750-ml bottle;

●	Value = wines priced between $4.00 – $5.99 per 750-ml bottle;

●	Fighting Varietal (sometimes referred to as Economy) = $6.00 – $9.99 per 750-ml bottle;

●	Popular Premium = wines priced between $10.00 – $14.99 per 750-ml bottle;

●	Premium = wines priced between $15.00 – $19.99 per 750-ml bottle;

●	Super Premium = wines priced between $20.00 – $29.99 per 750-ml bottle;

●	Ultra-Premium = wines priced between $30.00 – $49.99 per 750-ml bottle; and

●	Luxury = wines priced $50.00 and over per 750-ml bottle.

The Company predominantly produces and sells premium, super-premium, and ultra-premium wines.

Competition

We compete with online DTC wine retailers, such as Naked Wines, Blue Apron, Firstleaf, Bright Cellars, Tasting Room, and Plonk Wine Club, which curate wines based on customers’ preferences, and online wine clubs. However, unlike Winc, none of these companies function as fully-integrated wineries with nationally distributed brands. We believe our exclusive wine selections attract member loyalty and give us a competitive advantage.

Increasingly, we are competing with other wineries that ship directly to consumers and distribute their wines through third parties to restaurants and brick-and-mortar retailers. The wine industry is intensely competitive. The wines we produce and distribute compete with domestic and foreign wines in the premium, super-premium and ultra-premium wine market segments.

Our wines also compete with other alcoholic and, to a lesser degree, non-alcoholic beverages, for shelf space in retail stores and for marketing focus by independent distributors, many of which carry extensive brand portfolios.

Employees

We currently have 90 full-time employees. We use third-party service providers to staff our customer service organization and to supplement our fulfillment teams as needed.

Regulation

The production, importation, distribution, sale, and shipment of wine in the United States is regulated by the Alcohol and Tobacco Tax and Trade Bureau of the U.S. Department of the Treasury (“TTB”) and by each state government. As a California winery, we are regulated by the California Department of Alcoholic Beverage Control (“ABC”). Each state maintains its own regulatory system for alcoholic beverages, and there is little uniformity among state laws. Business models that are national in scope must account for the state-by-state rules to achieve compliance. For example, the laws regarding direct wine shipments have continued to evolve since direct shipping was permitted by the Supreme Court in Granholm v. Heald (2005), and each state that permits wineries to ship wine DTC has its own permits and rules regarding such shipments. We are able to ship wine directly now to online consumers in 43 states and the District of Columbia, and can distribute to a total of 48 states through the traditional three-tier distribution network. We seek to expand our service area when laws permit.

The Company’s wholly-owned subsidiary, BWSC, LLC is licensed by TTB and ABC and meets the bonding requirements for wine production. Sales of wine are subject to federal alcohol excise tax, payable at the time wine is removed from the bonded area of the winery for shipment to customers. In 2017, Congress passed the Craft Beverage Modernization and Tax Reform Act (“CBMA”), which provided tax credits for certain amounts of wine produced in the 2018 and 2019 calendar years. On December 20, 2019, the President signed into law the Further Consolidated Appropriations Act, 2020, which among other things, extended the provisions of the CBMA related to alcohol for one year, through December 31, 2020.

The Company also pays excise tax in California and in all states in which wines are sold. Payments of these taxes are the responsibility of the supplier or distributor depending upon the channel in which the wine is sold. Finally, in December 2020, Congress made the CBMA permanent as part of the federal COVID-19 (defined below) relief spending bill.

The promotion and marketing of wine, including pricing in some markets, is also regulated by federal and state regulations. For example, wine advertising and social media, sampling, sponsorships, and promotions are regulated differently in each state and by the federal government, with many states restricting excessive discounts and certain types of promotions on wine. To assist with federal and state regulatory compliance, the Company relies on various internal and external personnel with relevant experience.

Intellectual Property

Our ability to protect our intellectual property rights, including our proprietary technology and our customer data, will be an important factor in our strategy and the success of our business. We seek to protect our intellectual property rights through a combination of trademark and trade secret protection, and other intellectual property protections under applicable law. We register domain names, trademarks, and service marks in the United States and abroad. We also seek to protect and avoid disclosure of our intellectual property through confidentiality, non-disclosure and invention assignment agreements with our employees, and through appropriate agreements with our suppliers and others. Several of our wine brands, services and accessories are under registered U.S. trademarks. Each registration is renewable indefinitely so long as the Company is making a bona fide usage of the trademark. As of December 31, 2020, the Company had 108 registered trademarks and 12 pending.

Litigation

The Company is involved, from time to time, in disputes that are incidental to its business. In management’s opinion, none of these legal matters, individually or in the aggregate, are likely to have a material adverse effect on the Company’s financial position or results of operations.

The Company’s Property

Winc currently leases its headquarters and owns no significant plant or equipment. Winc produces its wines as a licensed winery at third-party facilities. The Company also leases two warehouses, one in California and one in Pennsylvania, from which it distributes its wines.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included in this report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Unless otherwise indicated, the latest results discussed below are as of December 31, 2020.

Overview

The Company produces and sells premium, super-premium, and ultra-premium wines. Approximately 74% of the wine comes from grapes purchased from California-based growers. In addition, the Company purchases semi-finished bulk wine under contract in partnership with domestic and foreign wineries and growers. The Company’s wines are sold at a variety of price points via two distinct distribution channels: DTC and three-tier wholesale. The Company owns, designs, and develops its brands. The brands are differentiated and marketed through label designs.

The DTC channel consists of online subscription sales of products produced by the Company. Wines in the three-tier wholesale channel are sold to distributors with programs available to the broad market.

Results of Operations

Factors Affecting Operating Results

We generate net revenues from DTC and wholesale sales of wine. Net revenues are affected by advertising, discounts and promotions, merchandising, packaging, and, in the wholesale channel, the availability of display space at retailers, all of which have a significant impact on consumers’ buying decisions. We deduct promotional discounts and refunds expected to be issued to determine net revenue. Members who receive a damaged order or are dissatisfied with an order may receive a full or partial refund, full or partial credit against future purchase, or replacement, at our sole discretion. Continued growth of net revenues and profits will depend, substantially, on the continued popularity of new and existing brands, the ability to effectively manage the sales channels, and the ability to maintain sufficient product supply to meet expected growth in demand. We also periodically provide promotional offers, including discounts, such as percentage discounts off current purchases and other similar offers. These offers are treated as a reduction to the purchase price of the related transaction and are reflected as an adjustment to arrive to net revenues. Such offers are discretionary, and we expect incentive offers to vary from period to period as a percentage of sales for the foreseeable future.

Historically, customer acquisition slows down in July and August and picks up rapidly from October-December.

Cost of revenues consists of:

•	Wine-related inputs, such as grapes and semi-finished bulk wine;

•	Bottling materials (bottles, corks, and labeling materials);

•	Boxes/packaging;

•	Fulfillment costs (costs attributable to receiving, inspecting, warehousing inventories, picking, packaging, and preparing customer orders for shipment, including the variable costs of employing hourly employees and temporary staff provided by agencies at our fulfillment centers);

•	Customer service costs (third-party staffing to respond to inquiries from customers);

•	Credit card fees related to DTC transactions;

•	Inbound and outbound freight;

•	Storage; and

•	Barrel depreciation.

Operating expenses largely consist of marketing, personnel, and general and administrative expenses.

●	Our marketing expenses consist primarily of costs incurred to acquire new customers, retain existing customers, build our brand awareness through various offline and online paid advertising channels, including television, digital and social media, direct mail, radio and podcasts, email, brand activations, and strategic brand partnerships.
●	Our personnel expenses consist primarily of payroll and related expenses, including share-based compensation.

●	Our general and administrative expenses consist of: (i) costs associated with general corporate functions, such as depreciation expense and rent relating to facilities and equipment and insurance expense; (ii) professional fees and other general corporate costs; and (iii) travel-related expenses.

Other income and expense consist primarily of interest expense associated with our credit facilities, interest income on cash balances, rental income from sublease agreements, and changes in fair value of warrants to purchase preferred shares of the Company that were issued in connection with past financing transactions. See “—Liquidity and Capital Resources – Credit Facilities.” The Company classifies the warrants as liabilities, subject to re-measurement at each balance sheet date from issuance, and any change in fair value is recognized as a component of other expense.

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

The following table presents select consolidated financial data:

Consolidated Statements of Operations

For the Years Ended December 31, 2020 and 2019

(dollars in thousands)

			Change
	2020	2019	$	%
DTC revenues	$54,854	$29,628	$25,226	85.1%
Wholesale revenues	8,237	6,819	1,418	20.8%
Other revenues	1,616	-	1,616	100%
Net revenues	64,707	36,447
Less:
Cost of revenue	(39,312)	(21,827)	(17,485)	80.1%
Gross profit	25,395	14,620
Operating expenses
Marketing	17,388	8,578	8,810	102.7%
Personnel	7,582	6,328	1,254	19.8%
Production and operations	169	88	81	92.0%
Creative development	83	177	(94)	(53.1%)
General and administrative	6,585	6,541	44	0.7%
Total operating expenses	31,807	21,712
Loss from operations	(6,412)	(7,092)
Other (expense) income
Interest expense	(834)	(1,364)	530	(38.9%)
Change in fair value of warrant	(208)	(137)	(71)	51.8%
Other income	523	559	(36)	(6.4%)
Total other expense, net	(519)	(942)
Loss before income taxes	(6,931)	(8,034)
Income tax expense	27	15	12	80.0%
Net loss	$(6,958)	$(8,049)

Net Revenues

Net revenues for the year ended December 31, 2020 were $64.7 million, an increase of 77.5% from net revenues of $36.4 million for the year ended December 31, 2019.

Net revenues from DTC sales increased 85.1%, to $54.9 million in fiscal year 2020. This was primarily driven by the increase in new customers and existing customer sales. Order volumes began to increase substantially starting in March 2020 as states and localities imposed shelter-in-place orders in connection with the coronavirus (“COVID-19”) pandemic discussed further below. Volumes leveled out in May and June 2020 as such orders were lifted around the United States. We define “existing customers” as customers who have placed two or more orders on our website. “New customers” are those that have placed their first order with Winc.

Net revenues from wholesale sales grew 20.8%, to $8.2 million for the year ended December 31, 2020. Growth in wholesale sales was primarily driven by the addition of new retail accounts and the investment we made in personnel for the wholesale channel during fiscal year 2019. While wholesale distributors had reduced demand from restaurants, they had increased demand from off-premise retailers for the Company’s products. During fiscal year 2020, one wholesaler accounts for approximately 14% of sales in the wholesale channel.

Other revenues relate to products sold outside of the DTC or wholesale channels.

Cost of Revenues

Cost of revenues for the year ended December 31, 2020 was $39.3 million, compared to $21.8 million for the year ended December 31, 2019, an increase of 80.1%. The increase in cost of revenues is primarily related to the increase in fiscal year 2020 net revenues and increased fulfillment costs as the Company had to hire temporary staff to support sales volumes and incurred additional costs to institute safety measures to comply with federal, state, and local COVID-19 guidelines at our fulfillment centers.

Operating Expenses

Marketing expenses increased 102.7%, to $17.4 million for the year ended December 31, 2020, from $8.6 million for the year ended December 31, 2019. Marketing expenses include advertising costs of $16.7 million and $8.1 million for the years ended December 31, 2020 and 2019, respectively. Advertising costs increased year-over-year as we continue to invest in digital media spend to attract new customers.

Personnel expenses increased 19.8%, to $7.6 million in 2020, from $6.3 million in 2019. This increase is primarily attributable to investment in our Brand/Creative teams and additional hires to support our Wholesale channel.

Production and operations expenses, which consist of warehouse supplies and equipment expenses, did not materially change from fiscal year 2019 to fiscal year 2020.

Creative development expenses, which includes photography and content development for print and digital media, did not materially change from fiscal year 2019 to fiscal year 2020.

General and administrative expenses increased 0.7%, to $6.6 million in 2020, from $6.5 million in 2019. This increase is primarily attributable to increased insurance premiums, consulting fees, and rental-related costs, partially offset by decreased travel-related costs.

Other income (expense) increased $0.4 million or 44.9%, to a total net expense of $0.5 million in 2020. The increase in other income (expense) was primarily driven by decreased interest expense as we paid down and terminated our line of credit with Western Alliance Bank (see “—Liquidity and Capital Resources” below).

Liquidity and Capital Resources

Our operations have been financed to date by a combination of cash generated from operations, bank debt, and investment capital. Our primary cash needs have been to fund working capital requirements (primarily marketing to increase growth and inventory to support that growth), debt service payments (interest and principal payments), and operating expenses. As of December 31, 2020, we had cash on hand of $7 million, inventory of $11.9 million, and total liabilities of $22.6 million. Our $7 million line of credit also remains undrawn. We expect that our liquidity needs for the next twelve months will be met by continued use of operating cash flows, funds generated from the Series F Preferred Stock offering in April 2021, through which net proceeds of $9.1 million were raised, and the 2020 Regulation A Offering discussed below. We believe that we will be able to continue to operate our business for the foreseeable future.

Issuances of Preferred Stock

From 2013 through 2018, the Company utilized preferred stock offerings to raise capital, which resulted in over $39.5 million of net proceeds from the issuance of Series Seed, Series A, Series B, and Series B-1 Preferred Stock.

During fiscal year 2019 and 2020, the Company raised net proceeds of $15.4 million through the sale of Series C Preferred Stock in a private placement pursuant to Regulation D of the Securities Act, of 1933, as amended (the “Securities Act”) and Series D Preferred Stock in an offering pursuant to Regulation A of the Securities Act. On September 26, 2019, the Company commenced an offering pursuant to Regulation A (the “2019 Regulation A Offering”), pursuant to which it offered to sell up to 10,611,205 shares of its Series D Preferred Stock, convertible into shares of Common Stock, at a price of $1.4136 per share. The Company utilized the net proceeds from the 2019 Regulation A Offering to increase its marketing, expand inventory through purchases of additional grapes and fund acquisitions of brands to add to the Winc portfolio. The 2019 Regulation A Offering terminated on May 29, 2020. As of December 31, 2020, the Company had issued 6,583,273 shares of Series D Preferred Stock and received net proceeds of $5.9 million in connection with the 2019 Regulation A Offering.

On August 17, 2020, the Company commenced an offering pursuant to Regulation A (the “2020 Regulation A Offering”), pursuant to which it is offering to sell up to 10,000,000 shares of its Series E Preferred Stock, convertible into shares of Common Stock, at a price of $1.75 per share. The Company intends to utilize, and has already begun utilizing, the net proceeds from the 2020 Regulation A Offering to increase its marketing, expand inventory through purchases of additional grapes and fund acquisitions of brands to add to the Winc portfolio. The 2020 Regulation A Offering terminated on January 5, 2021. As of December 31, 2020, the Company had issued 1,603,681 shares of Series E Preferred Stock and received net proceeds of $1.6 million in connection with the 2020 Regulation A Offering. As of the date of this report, the Company raised net proceeds of $7.5 million through the sale of Series E Preferred Stock.

In March 2021, the Company raised net proceeds of $9.1 million through the sale of Series F Preferred Stock in a private placement pursuant to Regulation D.

Credit Facilities

Western Alliance Bank

In October 2015, we entered into a loan and security agreement with Western Alliance Bank, which provided the Company with a revolving line of credit for up to $12 million (the “WAB Line of Credit”). The maturity was subsequently extended to May 2020 and the WAB Line of Credit was reduced to $7 million. As of December 31, 2019, $6 million remained outstanding under the WAB Line of Credit. The amount outstanding was fully repaid during fiscal year 2020, at which time the agreement was terminated. Accordingly, there was no outstanding balance as of December 31, 2020. See Note 7 to the consolidated financial statements for additional information.

Under the WAB Line of Credit, we had agreed to a number of financial covenants, including:

●	To maintain defined minimum required EBITDA targets, determined in accordance with GAAP and measured on a quarterly basis (the “quarterly EBITDA covenant”).
●	To maintain a minimum revenue, measured on a monthly basis (the “minimum revenue covenant”). The Company’s trailing three months’ revenue (determined in accordance with GAAP), measured on a monthly basis, is required to be at least 90% of its projected revenue during that period as set forth in board-approved annual financial projections that the Company is required to deliver to Western Alliance Bank.

●	To maintain an unrestricted cash balance at Western Alliance Bank that is equal to the greater of $1 million or six (6) times the Company’s “operating burn,” defined as the average monthly EBITDA loss for the trailing three (3) month period (the “unrestricted cash balance covenant”).

Under the revolving WAB Line of Credit, as of August 1, 2019, we were in default for failing to comply with the quarterly EBITDA covenant in the first two quarters of fiscal year 2019 and the minimum revenue covenant measured at the end of March, April, May, and June 2019. On August 2, 2019, we entered into a modification agreement with Western Alliance Bank whereby Western Alliance Bank waived the existing defaults and agreed not to exercise its remedies under the WAB Line of Credit. To remedy the breach of the quarterly EBITDA covenant, we requested, and Western Alliance Bank agreed, to modify the quarterly EBITDA covenant to reset the targets for the remainder of fiscal year 2019. To remedy the breach of the minimum revenue covenant, we submitted a revised set of board-approved financial projections for the remainder of fiscal year 2019, which Western Alliance Bank accepted.

As of August 31, 2019 and September 30, 2019, we were in default for failing to comply with the unrestricted cash balance covenant. On October 31, 2019, we entered into a modification agreement with Western Alliance Bank whereby Western Alliance Bank waived the defaults and agreed not to exercise its remedies under the WAB Line of Credit. To remedy the breach of this covenant, we drew down a sufficient amount under the WAB Line of Credit to increase the unrestricted cash balance that we maintain at Western Alliance Bank.

Pacific Mercantile Bank

In December 2020, we entered into a Credit Agreement with Pacific Mercantile Bank for a new $7 million line of credit (the “PMB Line of Credit”). The PMB Line of Credit bears interest at a variable annual rate equal to 1.25% plus the Prime Rate. The Company had no outstanding balance under the PMB Line of Credit as of December 31, 2020.

Multiplier Capital

In December 2017, the Company entered into a loan and security agreement with Multiplier Capital II, LP (“Multiplier”) for a term loan of $5 million, all of which was disbursed to the Company at the time of execution. The loan matures in June 2022 and bears interest at a variable annual rate equal to the greater of 6.25% above the Prime Rate (as defined in the loan and security agreement), with a minimum interest rate of 11.5% per annum and a maximum interest rate of 14% per annum (11.5% as of December 31, 2020). In connection with the loan and security agreement, the Company granted Multiplier warrants to purchase shares of the Company’s Series B-1 Preferred Stock (see Note 9 to the consolidated financial statements). As of December 31, 2020, $2.5 million was outstanding under the Multiplier Capital loan. The loan is secured by all of the assets of the Company.

Paycheck Protection Program Loan

The Company applied for loans being administered by the Small Business Administration under the Coronavirus Aid, Relief, and Economic Recovery Act of 2020 (“CARES Act”) to assist in maintaining payroll and operations through the period impacted by the COVID-19 pandemic. On April 20, 2020, the Company received a $1.4 million loan from Western Alliance Bank under the Paycheck Protection Program (“PPP”). The company applied for and was granted loan forgiveness in March 2021 by utilizing the funds in accordance with defined loan forgiveness guidance issued by the government.

Trend Information

Our primary goal is to add customers in our DTC sales channel as well as adding customers in our wholesale sales channel. As we add customers, we will be able to grow our brands. Increasing demand, along with media coverage in the United States, has driven and continues to drive an increase in sales of our wines.

Sales trends for the year ended December 31, 2020 showed strong demand across the Company’s portfolio, with the Company experiencing increased demand as a result of the COVID-19 pandemic. We continue to find media channels to advertise our products and acquire new customers. We are also growing our sales team in order to increase our wholesale channel. We have found that large retailers such as Target, Walmart, Total Wine, Cost Plus World Market, Vons, and Whole Foods Market have long sales pipelines but lead to significant business over time. As we continue to have more successful products and brands in our portfolio our ability to grow gains positive momentum.

The wine industry is a sizable market topping over $70 billion in the United States. We believe Winc is one of the few wine companies that is connecting with the next generation of consumers and that should lead to a significant and expanding market opportunity. With a strong portfolio of brands, a world class sales team, and a world class performance marketing team we believe Winc has the potential to seize a larger portion of the US wine market.

COVID-19

In March 2020, the World Health Organization declared the outbreak of COVID-19 as a pandemic. There is uncertainty around the duration and impact of the pandemic. COVID-19 has been a highly disruptive economic and societal event that has affected our business and has had a significant impact on consumer shopping behavior. To serve our customers while also providing for the safety of our team members, we have adapted aspects of our logistics, transportation, supply chain, and purchasing processes. On March 15, 2020, the Company issued a shelter-in-place order to its employees based in our Los Angeles headquarters. As the Company qualified as an essential business as defined by state regulations, we continued to operate our Pennsylvania and California fulfillment centers with approximately 80% occupancy to maintain social distancing. At the same time, we have taken a variety of safety measures following federal, state and local guidelines at our fulfillment centers. These safety measures include enhanced daily cleaning and disinfection policies, enhanced personal hygiene efforts, and implementing social distancing efforts and awareness throughout the fulfillment centers. The reduced manpower in warehouses, together with increased DTC orders, led to minor delivery delays but we have not experienced any significant disruptions in our supply chain or any carrier interruptions or delays. In order to prevent delivery delays, we added an additional shift to our Pennsylvania fulfillment center operations and adjusted our marketing spend. If, as a result of the COVID-19 pandemic, we face disruptions in our supply chain, or are unable to continue to operate one or more of our fulfillment centers or timely deliver orders to our customers, we may not be able to retain our customers or attract new customers. Since late March 2020, we have experienced a significant increase in demand primarily as a result of changes to consumer behaviors resulting from the various stay-at-home and restaurant restriction orders and other restrictions placed on consumers throughout much of the United States in response to the COVID-19 pandemic. This increased demand may not continue at current levels, if at all, depending on the duration and severity of the COVID-19 pandemic, the length of time stay-at-home and restaurant restriction orders stay in effect, whether economic and operating conditions, and consumer behaviors resume to levels prior to the COVID-19 pandemic, and numerous other uncertainties. While wholesale sales declined in April and May 2020, they have since returned to pre-COVID-19 levels and have not had a material effect on the company’s revenue. We cannot predict the duration or severity of the economic impact of the COVID-19 pandemic or its ultimate impact on our wholesale operations. The ultimate impact on the Company’s future operating results and consolidated financial statements cannot be reasonably estimated at this time. However, as of the date of this report, the Company has experienced increased overall demand for its products and it does not expect this matter will have a material negative impact on its business, results of operations, or financial position.

Item 3. Directors and Officers

The Company’s executive officers, directors and significant employees are listed below. The executive officers and significant employees are full-time employees.

Name	Current Position	Age	Date Appointed to Current Position
Executive Officers
Geoffrey McFarlane	Chief Executive Officer and Founder	37	May 2, 2018
Brian Smith	Chief Operating Officer, President, and Founder	47	May 2, 2018
Matthew Thelen	General Counsel and Chief Strategy Officer	35	April 16, 2021
Directors
Geoffrey McFarlane	Management Director	37	August 11, 2011
Brian Smith	Management Director and Chairperson of the Board	41	August 11, 2011
Laura Joukovski	Independent Director	47	July 1, 2019
Kent Bennett	Series A Director	43	June 25, 2018
Xiangwei Weng	Series B Director	52	June 15, 2015
Shuhei Ohashi	Series C Director	35	April 26, 2019
Patrick DeLong	Independent Director	56	December 10, 2019
Alesia Pinney	Independent Director	57	April 6, 2021
Significant Employees
Carol Brault	Chief Financial Officer	56	April 16, 2021

Geoffrey McFarlane, Chief Executive Officer, Director and Vice President

A serial entrepreneur, Geoff’s versatile background has allowed him to be a successful founder, executive, and advisor for a wide variety of companies. Prior to Winc, he was founder and CEO of a restaurant and hotel group, Pizza Republica and the Jet Hotel, with seven locations and over 200 employees, where he fell in love with food and wine. In 2008, Geoff purchased a struggling payments Company, Banctek Solutions, and turned it around, growing to over 80 employees and exiting the business within 24 months. In mid-2011 Geoff co-founded Winc to make the wine experience better. Since then, Geoff served as COO, then as CEO, and implemented the strategy for Winc to become a vertically integrated winery.

Brian Smith, Chief Operating Officer and President

The role of Winc co-founder and President furthers Brian’s mission to create and connect great products with today’s consumer. Brian combines his years of experience as a sommelier, winemaker, brand builder, and entrepreneur to oversee what we believe is the world’s most innovative and culturally relevant wine program. Prior to Winc, Brian founded and exited Jolie Folle (2008-2017), a millennial focused wine brand. As an Advanced Sommelier, he has deep experience in developing high tech wine driven hospitality concepts such as Clo Wine and Aureole (2007-2010). Brian began his career in finance at Man Group PLC. In 2004 he founded his first company, Meritage Group, a Virgin Islands based commodities brokerage that catered to hedge funds and commodity traders (2004-2006). Today he invests in and advises companies in the consumer space. Brian graduated from the University of Vermont with a bachelor’s degree in Cultural Anthropology.

Carol Brault, Chief Financial Officer

Carol Brault joined the Company in 2018. Before joining Winc, Carol was Accounting Director at The Honest Company, a consumer products company that supplies baby, personal, beauty, and home products for ethical consumerism. Prior to that she served as controller for Bare Escentuals from 2013 until 2016 and held leadership roles in several prominent multi-national companies including Bath & Body Works, LBrands, The Longaberger Company, and Honda of America Manufacturing, Inc. Besides these corporate roles, her extensive career includes consulting for various companies providing financial and organization guidance to start-up, mid-size, and multimillion-dollar organizations. Carol has a Bachelor of Science in Business Administration/Accounting from The Ohio State University Fisher College of Business.

Matthew Thelen, General Counsel and Chief Strategy Officer

Matt joined the Company in 2014 and is responsible for providing legal guidance and defining corporate strategy. As general counsel, Matt oversees all aspects of Winc’s legal matters, including beverage regulatory compliance, corporate, commercial transactional, intellectual property, consumer protection, employment, litigation, and privacy practice areas. In this role, he acts as Company liaison for all communications, actions, and inquiries with relevant regulatory agencies such as the Alcohol and Tobacco Tax Trade Bureau and California Department of Alcoholic Beverage Control. Further, he is responsible for the development of core business infrastructure and strategic initiatives. Previously, Matt was an intellectual property strategy and valuation professional for Ocean Tomo, a San Francisco based merchant banc. He received a JD/MBA from the University of Notre Dame and a B.A. of Economics from the University of San Diego.

Laura Joukovski, Director

Laura is the Chief Media Officer at TechStyle Fashion Group, a portfolio of digital fashion brands based in Los Angeles. She leads an internal agency for advertising across all TechStyle brands, including: JustFab, ShoeDazzle, Fabletics, Fabkids and Savage X Fenty. Laura’s organization is an innovative, data-driven, in-house team that runs from concept to execution on creatives, media buying and marketing sciences. The team deploys more than $150 million in global advertising to drive growth across the brands. She has been a pioneer in building TechStyle, since joining as part of the FabKids acquisition in 2013. She was the original general manager for Fabletics at launch, built the backbone for TechStyle’s data-driven culture developing a global analytics team, and now drives growth across TechStyle brands in her CMO role.

Kent Bennett, Director

Since 2008, Kent Bennett has been a partner in Bessemer Venture Partners’ (“Bessemer”) Cambridge office focusing on consumer products and services as well as software sold to consumer-facing verticals. Before his career in venture capital, Kent was a creative executive for an entertainment production company, where he developed and sold original material including a network television pilot and a feature film. He began his career with Bain & Co., where he worked on projects in industries spanning IT, retail, consumer products, healthcare, and biotech. Kent earned an MBA from Harvard Business School, where he was a Baker Scholar, and graduated summa cum laude in systems engineering from the University of Virginia, where he was a Jefferson Scholar.

Xiangwei Weng, Director

Xiangwei Weng is the founder of Shining Capital Management (“Shining Capital”). Mr. Weng has an extensive experience in investment banking and private equity investment. Before founding Shining Capital in 2008, he served as an Executive Director at the Corporate Finance Department and Head of Mergers & Acquisitions for China at Goldman Sachs (Asia) L.L.C. From January 2005 to January 2007, he served as General Manager and In Charge of Corporate Operations at Gome Electrical Appliances Holding Limited. He also worked at Morgan Stanley from June 1998 to January 2005, where he was a Vice President in the M&A and Restructuring Group. He received a Bachelor's degree in Physics from Peking University in 1989 and a Ph.D. degree in Biophysics from University of California at Berkeley in 1996.

Shuhei Ohashi, Director

Shuhei Ohashi is Vice President at Cool Japan Fund, a public-private fund with the aim of supporting and promoting the development of demand overseas for excellent Japanese products and services. Previously, he acted as a consultant at Deloitte Touche Tohmatsu Limited in the Netherlands (2015-2016) and PricewaterhouseCoopers in Japan (2010-2015). Mr. Ohashi received a BA in Business and Commerce from Keio University (2008), a Master’s degree in Accounting and Finance from Keio University (2010) and a Master’s certificate in Operational Research from University of Southampton in (2015).

Patrick DeLong, Director

Patrick DeLong is the Founder and Principal of Azur Associates, a fine beverage consultancy firm. Pat has over 30 years of experience working with consumer brands across private and public companies. Pat has served in a number of roles including Chief Executive Officer, President, Chief Operating Officer and Chief Financial Officer at some of the leading consumer beverage companies, including Crimson Wine Group, Constellation Brands, Robert Mondavi Corporation and Francis Ford Coppola Companies. As part of his role in these organizations, Pat led, managed and/or assisted in some of the most significant acquisition transactions in the wine space. Pat’s early career work at Deloitte and later with a small boutique wine industry consulting firm provided him significant experience in advisory work as well. Pat completed the Strategic Planning Executive Program at the University of Michigan, post graduate studies in the Master’s of Applied Economics Program at the University of Seattle and his Bachelor’s Degree in Business Administration with a Concentration in Finance & Accounting from California Polytechnic State University, San Luis Obispo. In his early career, Pat earned his Certified Public Accounting license in both California and Washington.

Alesia Pinney, Director

Alesia Pinney is the Executive Vice President and General Counsel at Avalara Inc., a publicly traded company that provides sales tax management solutions. Alesia has almost 30 years of experience in legal, advisory, and operational leadership roles. Prior to joining Avalara, she was the General Counsel and Secretary of Radiant Global Logistics, Inc, a publicly traded third-party logistics provider. Alesia has served as a member of the board of directors for various entities, including the Washington State Trust for Public Land and Motiga, Inc., and is a current board of directors member at Sharkbite Games, Inc. She received her Bachelor’s Degree in Accounting from Seattle University, Master’s of Taxation from the University of Denver, and Juris Doctor from Seattle University’s School of Law.

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2020 we compensated our three highest-paid executive officers as follows:

Name	Capacities in which compensation was received	Cash compensation (in thousands)	Other compensation (in thousands)	Total compensation (in thousands)
Geoffrey McFarlane	CEO	$261	$62	$323
Brian Smith	President	263	67	330
Matthew Thelen	General Counsel	188	36	224

Other compensation represents non-cash stock-based compensation.

For the years ended December 31, 2020 and 2019, we did not pay any of our directors for their board service. There were seven directors in this group during those periods.

Item 4. Security Ownership of Management and Certain Securityholders

The following table sets out, as of December 31, 2020, the voting securities beneficially owned by (1) any individual director or officer who beneficially owns more than 10% of any class of our capital stock, (2) all executive officers and directors as a group and (3) any other holder who beneficially owns more than 10% of any class of our capital stock:

Title of class	Name and address of beneficial owner	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable (1)		Percent of class
Common Stock	Geoff McFarlane (2) 12405 Venice Blvd. #1 Los Angeles, CA 90066	1,477,500	7,325,775	(3)	19.53%
Common Stock	Alexander Oxman PO Box 3455 Jackson, WY 83001	1,659,617	622,086		21.93%
Common Stock	Wavemaker Partners 1438 9th Street Santa Monica, CA 90401	1,019,231			13.47%
Common Stock	All officers and directors as a group (9 people)	1,782,500	13,049,755	(4)	23.56%
Series Seed Preferred Stock	CrossCut (6) 373 Rose Avenue Venice, CA 90291	3,466,809			26.18%
Series Seed Preferred Stock	All officers and directors as a group (9 people)(6)	4,761,409			36.00%
Series A Preferred Stock	Entities affiliated with Bessemer (5) 1865 Palmer Avenue Suite 104 Larchmont, NY 10538	5,957,867			71.98%
Series A Preferred Stock	All officers and directors as a group (9 people)(5)	0			0%
Series B Preferred Stock	Entities affiliated with Bessemer (5) 1865 Palmer Avenue Suite 104 Larchmont, NY 10538	4,198,483			31.43%
Series B Preferred Stock	Shining Capital Suite 8101, Level 81 International Commerce Centre 1 Austin Road West Kowloon, Hong Kong Hong Kong	6,870,244			51.43%

Series B Preferred Stock	Xiangwei Weng (7) 12405 Venice Blvd. #1 Los Angeles, CA 90066	6,870,244	51.43%
Series B Preferred Stock	All officers and directors as a group (9 people)(5)(7)	6,870,244	51.43%
Series B-1 Preferred Stock	Entities affiliated with Bessemer (5) 1865 Palmer Avenue Suite 104 Larchmont, NY 10538	1,620,330	23.58%
Series B-1 Preferred Stock	Shining Capital Suite 8101, Level 81 International Commerce Centre 1 Austin Road West Kowloon, Hong Kong Hong Kong	1,195,032	17.39%
Series B-1 Preferred Stock	Xiangwei Weng (7) 12405 Venice Blvd. #1 Los Angeles, CA 90066	1,195,032	17.39%
Series B-1 Preferred Stock	Pacific Continental Insurance Co. 832 Willow St Reno, NV 89502	1,908,397	27.78%
Series B-1 Preferred Stock	All officers and directors as a group (9 people)(5)(7)	1,195,032	17.39%
Series C Preferred Stock	Cool Japan Fund 17F Roppongi Hills Mori Tower, 6-10-1 Roppongi, Minato-ku Tokyo, 106-6117 Japan	8,209,586	100.00%
Series C Preferred Stock	Shuhei Ohashi (8) 12405 Venice Blvd. #1 Los Angeles, CA 90066	8,209,586	100.00%
Series C Preferred Stock	All officers and directors as a group (9 people)(8)	8,209,586	100.00%
Series D Preferred Stock	New Direction IRA, Inc. 1070 West Century Drive Louisville, CO 80027	3,336,905	50.69%
Series D Preferred Stock	All officers and directors as a group (9 people)	0	0%
Series E Preferred Stock	All officers and directors as a group (9 people)	0	0%

(1)	Represents shares of Common Stock issuable upon exercise of options.

(2)	Includes 1,227,500 shares of Common Stock held by the McFarlane Family Trust, of which Mr. McFarlane is one of the two trustees and not currently a beneficiary.

(3)	Includes 3,532,334 options subject to vesting over the next 48 months with vesting contingent upon continued service with the Company.

(4)	Includes 7,118,834 options subject to vesting over the next 48 months with vesting contingent upon continued service with the Company.

(5)	Consists of 2,116,963 shares of Series A Preferred Stock and 1,114,897 shares of Series B Preferred Stock held of record by Bessemer Venture Partners VIII Institutional (“BVP VIII Inst.”).

Consists of 2,080,646 shares of Series A Preferred Stock and 1,457,500 shares of Series B Preferred Stock held of record by 15 Angels II LLC (“15A”). 15A is a wholly owned subsidiary of BVP VIII Inst.

Consists of 381,680 shares of Series B Preferred Stock and 884,700 shares of Series B-1 Preferred Stock held of record by GoBlue Ventures LLC (“GoBlue”). GoBlue is a wholly owned subsidiary of BVP VIII Inst.

Consists of 1,760,258 shares of Series A Preferred Stock, 1,244,406 shares of Series B Preferred Stock and 735,630 shares of Series B-1 Preferred Stock held of record by Wahoowa Ventures LLC (“Wahoowa”). Wahoowa is a wholly owned subsidiary of Bessemer Venture Partners VIII L.P. (“BVP VIII,” together with BVP VIII Inst., the “Funds”).

Deer VIII Co. Ltd., is the general partner of Deer VIII & Co. L.P, which is the general partner of each of the Funds. Each of Deer VIII & Co. L.P. and Deer VIII & Co. Ltd. may be deemed to have voting and dispositive power over the shares held by the Funds (and their respective subsidiaries). Robert M. Stavis, J. Edmund Colloton, David J. Cowan, Byron B. Deeter, Robert P. Goodman and Jeremy S. Levine are the directors of Deer VIII & Co. Ltd. Investment and voting decisions with respect to shares held by the Funds are made by the directors of Deer VIII & Co. Ltd.

Mr. Bennett has a passive economic interest in the shares held by BVP VIII Inst., 15A, GoBlue and Wahoowa, through an interest in (1) BVP VIII and (2) Deer VIII & Co. L.P. Mr. Bennett, a member of our board of directors, disclaims beneficial ownership of such shares held by BVP VIII Inst., 15A, GoBlue and Wahoowa except to the extent of his pecuniary interest in such shares.

The address for BVP VIII Inst., 15A, GoBlue and Wahoowa is c/o Bessemer Venture Partners, 1865 Palmer Avenue, Suite 104, Larchmont, NY 10538.

(6)	Represents holdings of CrossCut Ventures 2, LP and C2 Club W Holdings LLC. The general partner of such funds may be deemed to have voting and dispositive power over the shares held by these funds. Ms. Joukovski, a member of our board of directors, does not individually own any securities of the Company and disclaims beneficial ownership of such shares held by CrossCut Ventures 2, LP and C2 Club W Holdings LLC.

(7)	Includes shares of Preferred Stock beneficially owned by Shining Capital over which Mr. Weng exercises voting control. Mr. Weng does not individually own any securities of the Company.

(8)	Includes shares of Preferred Stock beneficially owned by Cool Japan Fund over which Mr. Ohashi exercises voting control. Mr. Ohashi does not individually own any securities of the Company.

Item 5. Interest of Management and Others in Certain Transactions

Between February and April 2021, the Company entered into full recourse promissory notes with its CEO, General Counsel, President and CFO related to stock option exercises for 3,982,233 shares, 683,617 shares, 2,334,625 shares, and 299,718 shares, respectively. The aggregate principal balance of the promissory notes was $1.1 million. The promissory notes are prepayable at any time at the option of the employee. Interest accrues at 2.25% per annum, compounding annually, and is payable at the earlier of: (i) the date of any sale, transfer or other disposition of all or any portion of the shares, (ii) five years from the date of the promissory note, or (iii) the latest date repayment must be made in order to prevent a violation of Section 13(k) of the Securities Exchange Act of 1934.

Item 6. Other Information

In December 2020, the Company entered into the PMB Line of Credit. A copy of the credit agreement is filed as Exhibit 6.4 to this report.

Item 7. Financial Statements

INDEPENDENT AUDITOR’S REPORT

Board of Directors

Winc, Inc.

Playa Vista, California

We have audited the accompanying consolidated balance sheets of Winc, Inc. and Subsidiary (collectively, the “Company”) as of December 31, 2020 and 2019 and the related consolidated statements of operations, stockholders’ deficit and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively, the financial statements).

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Winc, Inc. and Subsidiary as of December 31, 2020 and 2019 and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

BAKER TILLY US, LLP

Los Angeles, California

May 7, 2021

WINC, INC.

CONSOLIDATED BALANCE SHEETS

December 31, 2020 and 2019

(in thousands, except share and per share data)

	December 31,
	2020	2019
Assets
Current assets
Cash	$7,008	$6,418
Accounts receivable, net of allowance for doubtful accounts and sales returns of $0.2 million and $0.3 million as of December 31, 2020 and 2019, respectively	1,505	1,368
Employee advances	34	18
Inventory	11,880	8,489
Prepaid expenses and other current assets	3,012	2,631

Total current assets	23,439	18,924
Property and equipment, net	654	804
Other assets	131	88

Total assets	$24,224	$19,816

Liabilities, Convertible Preferred Stock, and Stockholders’ Deficit
Current liabilities
Accounts payable	$3,673	$3,799
Accrued liabilities	4,759	2,511
Contract liability	8,691	1,138
Current portion of long term debt	1,526	1,416
Line of credit	–	6,000

Total current liabilities	18,649	14,864
Deferred rent	223	309
Warrant liabilities	1,067	859
Paycheck Protection Program note payable	1,364	–
Long term debt	812	2,339
Other liabilities	496	–

Total liabilities	22,611	18,371

Commitments and contingencies (Note 10)

Convertible Preferred stock, $0.0001 par value, 71,512,354 and 61,512,354 shares authorized as of December 31, 2020 and 2019, respectively, 58,144,584 and 51,212,274 shares issued and outstanding as of December 31, 2020 and 2019, respectively, aggregate liquidation preference of $71,746,475, and $61,407,451 as of December 31, 2020 and 2019, respectively	56,462	49,629
Stockholders’ Deficit
Common stock, $0.0001 par value, 106,910,000 shares authorized, 7,566,479 and 7,116,479, shares issued and outstanding as of December 31, 2020 and 2019, respectively	1	1
Treasury stock (1,350,000 shares outstanding as of December 31, 2020 and 2019)	(7)	(7)
Additional paid-in capital	2,229	1,936
Accumulated deficit	(57,072)	(50,114)

Total stockholders’ deficit	(54,849)	(48,184)

Total liabilities, convertible preferred stock, and stockholders’ deficit	$24,224	$19,816

The accompanying notes are an integral part of these consolidated financial statements.

WINC, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2020 and 2019

(in thousands, except per share data)

	Year Ended December 31,
	2020	2019
NET REVENUES	$64,707	$36,447
COST OF REVENUES	39,312	21,827

GROSS PROFIT	25,395	14,620

OPERATING EXPENSES
Marketing	17,388	8,578
Personnel	7,582	6,328
Production and operations	169	88
Creative development	83	177
General and administrative	6,585	6,541

Total operating expenses	31,807	21,712

LOSS FROM OPERATIONS	(6,412)	(7,092)
OTHER (EXPENSE) INCOME
Interest expense	(834)	(1,364)
Change in fair value of warrants	(208)	(137)
Other income	523	559

Total other expense, net	(519)	(942)

LOSS BEFORE INCOME TAXES	(6,931)	(8,034)
INCOME TAX EXPENSE	27	15

NET LOSS	$(6,958)	$(8,049)

NET LOSS PER COMMON SHARE – BASIC AND DILUTED	$(0.97)	$(1.11)

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING – BASIC AND DILUTED	7,138,671	7,232,041

The accompanying notes are an integral part of these consolidated financial statements.

WINC, INC.

CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

For the Years Ended December 31, 2020 and 2019

(in thousands, except share data)

	Convertible Preferred Stock		Common Stock		Treasury Stock

	Number of Outstanding Shares	Amount	Number of Outstanding Shares	Amount	Number of Outstanding Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
Balance as of December 31, 2018	41,748,044	$39,500	7,294,387	$1	(1,350,000)	$(7)	$1,804	$(42,065)	$(40,267)
Repurchase of common stock	—	—	(177,908)	—	—	—	(90)	—	(90)
Stock-based compensation	—	—	—	—	—	—	222	—	222
Issuance of Series C Preferred Stock, net of $500 of issuance costs	8,209,586	9,500	—	—	—	—	—	—	—
Issuance of Series D Preferred Stock, net of $1,145 of issuance costs	1,254,644	629	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	(8,049)	(8,049)

Balances as of December 31, 2019	51,212,274	49,629	7,116,479	1	(1,350,000)	(7)	1,936	(50,114)	(48,184)
Stock-based compensation	—	—	—	—	—	—	275	—	275
Stock option exercises	—	—	450,000	—	—	—	18	—	18
Issuance of Series D Preferred Stock, net of $2,285 of issuance costs	5,328,629	5,248	—	—	—	—	—	—	—
Issuance of Series E Preferred Stock, net of $1,121 of issuance costs	1,603,681	1,585	—	—	—	—	—	—	—
Net loss			—	—	—	—	—	(6,958)	(6,958)

Balances as of December 31, 2020	58,144,584	$56,462	7,566,479	$1	(1,350,000)	$(7)	$2,229	$(57,072)	$(54,849)

The accompanying notes are an integral part of these consolidated financial statements.

WINC, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2020 and 2019

(in thousands)

	Year Ended December 31,
	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(6,958)	$(8,049)
Adjustments to reconcile net loss to net cash provided by (used) in operating activities:
Depreciation and amortization of property and equipment	510	633
Amortization of debt issuance costs	251	338
Stock-based compensation	275	222
Change in fair value of warrant	208	137
Changes in operating assets and liabilities:
Accounts receivable	(137)	(321)
Inventory	(3,391)	614
Prepaid and other current assets	(381)	(701)
Other assets	(43)	–
Accounts payable	(126)	871
Accrued liabilities	2,248	764
Contract liability	7,553	(324)
Deferred rent	(86)	(55)
Other liabilities	496	(101)
Net cash provided by (used in) operating activities	419	(5,972)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(359)	(385)
Payments received on (loans to) employee advances	(16)	91
Net cash used in investing activities	(375)	(294)
CASH FLOWS FROM FINANCING ACTIVITIES
Repurchase of common stock	–	(90)
Borrowings (payments) on line of credit, net	(6,000)	1,575
Proceeds received for the issuance of common stock	18	–
Payments on notes payable	–	(833)
Proceeds from issuance of Paycheck Protection Program note payable	1,364	–
Repayments of long-term debt	(1,669)	–
Proceeds from issuance of preferred stock, net of issuance costs	6,833	10,129
Net cash provided by financing activities	546	10,781
Net increase in cash	590	4,515
Cash - beginning of year	6,418	1,903
Cash - end of year	$7,008	$6,418
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the year for:
Interest	$597	$796
Income taxes paid	$27	$15

The accompanying notes are an integral part of these consolidated financial statements.

WINC, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020 and 2019

1.       DESCRIPTION OF BUSINESS

Winc, Inc. (the “Company” or “Winc”) is a Delaware Corporation, which was incorporated on August 11, 2011. The Company offers personalized consumer recommendations, delivering a shipment of wine per month for a monthly fee. The Company has a direct-to-consumer model, which involves the Company bottling, labeling, and distributing wine under its own winery license. The Company also features wines at select retailers and restaurants nationwide. A variety of the wines offered online and through retailers are produced at third-party vineyards and wineries.

The Company sources from vineyards and works with winemakers and ships all wine, domestic and international, in bulk containers to a centralized winemaking and bottling facility on California’s Central Coast.

2.       BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements include the accounts of Winc and its wholly-owned subsidiary. The Company prepares its consolidated financial statements and related disclosures in conformity with accounting principles generally accepted in the United States (“GAAP”). All significant intercompany transactions have been eliminated.

Reclassifications

Certain reclassifications have been made to the prior periods’ consolidated financial statements in order to conform to the current period presentation. These reclassifications did not impact any prior amounts of net loss or cash flows.

Correction of Prior Period Accounting for Warrants

In connection with the preparation of its annual financial statements for the year ended December 31, 2020, the Company identified an error in its previously filed annual financial statements related to the classification and measurement of warrants to purchase its Series B-1 Preferred Stock that were issued in conjunction with a previous debt instrument. The Company did not allocate a portion of the proceeds from the debt instrument to the warrant at issuance based on the stand-alone fair value of the warrant. The error impacts the years ended December 31, 2017, 2018, and 2019.

Management assessed the materiality of the error in accordance with Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin (“SAB”) No. 99, Materiality, as codified in Accounting Standards Codification (“ASC”) 250 (“ASC 250”), Presentation of Financial Statements, and SAB 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Consolidated Statements of Income, Balance Sheets, Shareholders Equity and Cash Flows, also as codified in ASC 250. Based on such analysis of quantitative and qualitative factors, the Company concluded that the error does not represent a material misstatement of previously issued consolidated financial statements and, therefore, no amendments to previously filed reports with the SEC are required.

While the impact of the error was not a material misstatement to any previously issued consolidated financial statements, correcting the aggregate impact of the error in the results of operations for the year ended December 31, 2020 would result in a material misstatement of the consolidated financial statements for the year ended December 31, 2020. Accordingly, the Company concluded it was appropriate to correct the consolidated financial statements as of and for the year ended December 31, 2019 within this 2020 Form 1-K filing. Therefore, the Company recognized an adjustment to decrease its previously stated accumulated deficit by $0.6 million as of January 1, 2019 to recognize the aggregate impact on the Company’s results of operations through that date and an adjustment to increase its previously stated interest expense by $0.3 million for the year ended December 31, 2019.

WINC, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020 and 2019

Liquidity Matters

The Company has incurred losses and has an accumulated deficit of $57.1 million as of December 31, 2020. The Company’s primary liquidity sources are operating cash flow, cash on hand, and short-term investments. Although the Company did not experience a substantial decrease in cash flow from operations as a result of the impact of the COVID-19 pandemic, it obtained relief under the CARES Act in the form of a $1.4 million “Paycheck Protection Program” (“PPP”) loan in April 2020. The loan was subsequently forgiven in March 2021 prior to any principal or interest payments being made. Through fiscal year 2020, the Company has been dependent on debt, equity financing, and the PPP loan to fund its operations. During the second quarter of fiscal year 2021, the Company issued and sold 5,714,286 shares of Series F convertible preferred stock, for net proceeds of $9.1 million.

The Company’s management believes it will continue to obtain third party financing to support future operations until the Company itself achieves profitability on a stand-alone basis. However, there can be no assurance that projected revenue growth and improvement in operating results will occur or that the Company will successfully implement its plans. In the event cash flow from operations and borrowings are not sufficient, additional sources of financing, such as equity offerings, will be required in order to maintain the Company’s current operations. Based upon the Company’s current operating plan, management believes that the Company’s existing cash as of December 31, 2020, plus the net proceeds from its Series E and Series F convertible preferred stock financings during the second quarter of fiscal year 2021, is sufficient to support operations for at least the next 12 months following issuance of these consolidated financial statements.

COVID-19 Pandemic

On March 11, 2020, the World Health Organization characterized the outbreak of COVID-19 as a global pandemic and recommended containment and mitigation measures. Since then, extraordinary actions have been taken by international, federal, state, and local public health and governmental authorities to contain and combat the outbreak and spread of COVID-19 in regions throughout the world. These actions include travel bans, quarantines, “stay-at-home” orders, and similar mandates for many individuals to substantially restrict daily activities and for many businesses to curtail or cease normal operations. As a result of COVID-19, the Company has taken precautionary measures in order to minimize the risk of the virus to its employees and the communities in which it operates, including the suspension of all non-essential business travel of employees. However, there has been minimal disruption in the Company’s ability to ensure the effective operation of its business. While the broader implications of the COVID-19 pandemic on the Company’s results of operations and overall financial performance remain uncertain, the COVID-19 pandemic has, to date, not had a material adverse impact on its results of operations or the ability to raise funds to sustain operations. The economic effects of the pandemic and resulting societal changes are currently not predictable, and the future financial impacts could vary from those foreseen.

Risks and uncertainties

The Company's future results of operations involve risks and uncertainties. Factors that could affect the Company's future operating results and cause actual results to vary materially from expectations include, but are not limited to, rapid technological change, continued demand for the Company's products, stability of global financial markets, cybersecurity breaches and other disruptions that could compromise the Company’s information or results, business disruptions that are caused by natural disasters or pandemic events, competition from substitute products and larger companies, government regulations and oversight, patent and other types of litigation, ability to protect proprietary technology, and dependence on key individuals.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk primarily consist of cash. The Company’s cash is held by financial institutions in the United States (“U.S.”), which management believes to be financially sound, and, accordingly, minimal credit risk exists with respect to the financial institutions. At times, the Company’s deposits held in the U.S may exceed the Federal Depository Insurance Corporation insured limits. No losses have been experienced related to such amounts.

WINC, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020 and 2019

Segments

Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker (“CODM”) in deciding how to allocate resources to an individual segment and in assessing performance. The Company determined that the CEO and President act together as the Company’s CODM. The CODM reviews financial information presented on a consolidated basis for purposes of making operating decisions, allocating resources, and evaluating financial performance. As such, the Company has determined that it operates in two reportable segments. See Note 14 for disaggregated revenue by reportable segment.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and accompanying Notes. Significant estimates include, but are not limited to, allowance for sales returns, inventory reserves, warrant liabilities, and stock-based compensation. Actual results may differ materially from these estimates.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable is stated as the amount billed, net of an allowance for doubtful accounts and sales returns. The Company’s allowance for doubtful accounts is adjusted periodically and is based on management’s consideration of the age, nature of the past due accounts, historical losses, existing economic conditions, and specific analysis of each account. Changes in the Company’s estimate to the allowance for doubtful accounts are recorded through bad debt expense and individual accounts are charged against the allowance when all reasonable collection efforts are exhausted. Collections of previously written off accounts are recognized as an offset to bad debt expense in the period they are received. As of December 31, 2020 and 2019, the allowance for doubtful accounts and sales returns was $0.2 million and $0.3 million, respectively.

The following table summarizes the allowance for doubtful accounts (in thousands):

	December 31,
	2020	2019
Beginning balance	$272	$109
Provision	2,667	1,289
Write-offs, net	(2,701)	(1,126)
Ending balance	$238	$272

Inventory

Inventory consists primarily of finished products (ready for sale), boxes/packaging, and raw materials (juice, wine, bottles, labels, etc.) and all inventories are stated at the lower of cost or net realizable value, using the first-in, first-out method. All inventories are classified as current assets in accordance with recognized industry practice, although a portion of such inventories will be aged for periods longer than one year. The Company periodically reviews inventory for obsolete, spoiled, or slow-moving items based on prior sales, forecasted demand, and historical experience, and as of December 31, 2020 and 2019, no allowance was required. However, inventory is reduced for estimated losses related to shrinkage, which is based on historical losses verified by physical inventory counts. As of December 31, 2020 and 2019, there was no material shrinkage allowance.

WINC, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020 and 2019

Property and Equipment

Property and equipment are stated at cost and depreciated using the straight-line method over their estimated useful lives. Leasehold improvements are amortized over the shorter of the lease term or the estimate useful lives of the assets. The following table presents the estimated useful lives generally assigned to each asset category:

Category	Useful Life
Machinery and equipment	2 - 5 years
Computers and server equipment	3 – 5 years
Furniture and fixtures	5 years
Leasehold improvements	5 years
Purchased software and licenses	5 years
Capitalized software	3 – 5 years
Website development	2 years

Expenditures associated with upgrades and enhancements that improve, add functionality, or otherwise extend the life of property and equipment are capitalized, while expenditures that do not, such as repairs and maintenance, are expensed as incurred. Total repairs and maintenance amounted to $0.1 million for both the years ended December 31, 2020 and 2019.

Impairment of Long-lived Assets

The Company reviews its depreciable long-lived assets for impairment when there is evidence that events or changes in circumstances indicate that the carrying values may not be recoverable. An impairment loss may be recognized when the undiscounted cash flows expected to be generated by a long-lived asset (or group assets) are less than its carrying value. Any required impairment loss would be measured as the amount by which the asset’s carrying value exceeds its fair value and would be recorded as a reduction in the carrying value of the related asset and charged against earnings. There was no impairment of long-lived assets recognized by the Company during the years ended December 31, 2020 or 2019.

Leases and Deferred Rent

The Company accounts for leases in accordance with ASC 840, Leases. The Company categorizes leases at their inception as either operating or capital. Under ASC 840, a lease arrangement is classified as a capital lease if at least one of the following criteria are met: (i) transfer of ownership to the Company prior to or shortly after the end of the lease term, (ii) the Company has a bargain purchase option during or at the end of the lease term, (iii) the lease term is equal to 75% or more of the underlying asset’s economic life, or (iv) the present value of future minimum lease payments (excluding executory costs) is equal to 90% or more of the fair value of the leased property.

Rent expense is recorded on a straight-line basis over the lease term. Deferred rent is the difference between rent payments and rent expense in any period and is recorded as a liability in the consolidated balance sheets and amortized as a reduction of rent expense over the term of the lease.

Warrant Liabilities

The Company has issued warrants to purchase convertible preferred stock in conjunction with certain debt and equity financings. The Company accounts for its issued warrants as liabilities in the consolidated balance sheets, initially measured at fair value, and a reduction in proceeds from the financing arrangement. Changes in the fair value of the warrants are recognized in earnings during each period.

For each of the years ended December 31, 2020 and 2019, the Company recognized other expense of $0.2 million and $0.1 million, respectively, related to the change in the fair value of issued warrants. See Note 9 for description of warrant liabilities and the related valuations.

WINC, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020 and 2019

Revenue Recognition

The Company adopted the revenue recognition guidelines in accordance with ASC 606, Revenue from Contracts with Customers (“ASC 606”), effective January 1, 2019. ASC 606 provides that revenues are to be recognized when control of promised goods or services is transferred to a customer in an amount that reflects the consideration expected to be received for those goods or services. Revenue is recognized when or as the performance obligation has been satisfied and control of the product has transferred to the customer. In evaluating the timing of the transfer of control of products to customers, the Company considers several indicators, including significant risks and rewards of products, the right to payment, and the legal title of the products. Deferred revenue represents billings or payments received in advance of services performed.

The Company generates revenue from the following revenue streams:

Online Sales: Wine sales direct to customers through monthly membership or individual orders of bottles. Customers can skip a month and a membership is not required to purchase wine.

Wholesale Sales: Direct-to-buyer wine sales in large quantities to various businesses and other wholesale customers.

Breakage Sales: Sales recognized from the unused gift cards and prepaid credits.

The Company’s primary performance obligation is to transfer a specific quantity of wine to the customer, whether that be to the consumer directly or through wholesale. The Company’s principal terms of DTC sales are FOB destination and the Company transfers control and records revenue for online wine sales upon receipt of the wine by the customer. Wholesale revenue is recognized when the wholesale customer picks up the wine from one of the Company’s distribution points. Accordingly, revenues from online and wholesale sales are recognized at a point in time, when the customer obtains control of the wine. Revenue is measured as the amount of consideration the Company expects to receive in exchange for the transfer of wine and is generally based on a fixed price according to a contract. Shipping and handling fees charged to customers are reported within revenue and the Company elected to exclude sales tax assessed by a government authority from the transaction price. Incidental items that are immaterial in the context of the contract are recognized as expense. The Company does not have any significant financing components as payment is received at or shortly after the point of sale. Costs incurred to obtain a contract are expensed as incurred when the amortization period is less than a year.

Sales allowances related to returns are generally not material to the consolidated financial statements. Estimates for sales allowances are based on, among other things, an assessment of historical trends, information from customers, and anticipated returns related to current sales activity. These estimates are established in the period of sale and reduce revenue in the period of sale.

Gift cards and prepaid credits are recorded as a contract liability when sold and recorded as revenue when the customer redeems the gift card or prepaid credit. Based on historical redemption rates, a percentage of gift cards and prepaid credits will not be redeemed, which is referred to as "breakage." Breakage revenue is recognized in proportion to the pattern of redemption by the customer, which the Company determined to be the historical redemption rate.

Cost of Revenues

Cost of revenues consists of wine-related costs, bottling materials, packaging, fulfillment costs, customer service costs, credit card fees, shipping costs, storage costs, and barrel deprecation.

Advertising Costs

Advertising costs are expensed in the period incurred (as marketing expenses in the consolidated statements of operations) and amounted to $16.7 million and $8.1 million for the years ended December 31, 2020 and 2019, respectively.

WINC, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020 and 2019

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, Stock Compensation. The Company accounts for all stock-based awards granted to employees and non-employees as stock-based compensation expense based on the grant date fair value. Stock-based compensation is classified in the accompanying consolidated statements of operations based on the function to which the related services are provided. The Company recognizes stock-based compensation expense for employees on a straight-line basis over the requisite service period. Forfeitures are accounted for as they occur. Compensation expense totaled $0.3 million and $0.2 million, for the years ended December 31, 2020 and 2019, respectively.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model, which requires inputs based on the following subjective assumptions:

Expected Term — The expected term represents the period that the Company’s stock options are expected to be outstanding and is determined using the simplified method (based on the mid-point between the vesting date and the end of the contractual term) as the Company has concluded that its stock option exercise history does not provide a reasonable basis upon which to estimate expected term.

Volatility — Because the Company is privately held and does not have an active trading market for its common stock, the expected volatility was estimated based on the average volatility for comparable publicly-traded companies, over a period equal to the expected term of the stock option grants.

Risk-free Rate —The risk-free rate assumption is based on the U.S. Treasury zero coupon issues in effect at the time of grant for periods corresponding with the expected term of the option.

Dividends —The Company has never paid, and does not anticipate paying, dividends on its common stock. Therefore, the Company uses an expected dividend yield of zero.

Income Taxes

The Company provides for income taxes using the asset and liability method. Deferred income taxes are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted statutory tax rates in effect for years in which differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance to reflect uncertainty associated with their ultimate realization. The Company’s net deferred tax assets have a full valuation allowance against them due to such uncertainty.

The Company evaluates its uncertain tax positions in a two-step process. First, the Company determines whether it is more likely than not that a tax position will be sustained upon examination by the taxing authorities. If a tax position meets the more-likely-than-not recognition threshold it is then measured to determine the amount of benefit to recognize in the consolidated financial statements. The tax position is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. The Company currently does not have any unrecognized tax benefits.

Fair Value of Financial Instruments

The Company’s financial instruments include cash, accounts receivable, employee advances, accounts payable, accrued liabilities, line of credit, and notes payable. The Company believes that the fair value of these financial instruments approximates their carrying amounts based on current market indicators, such as prevailing market rates and the short-term maturities of certain financial instruments.

The Company measures the fair value of financial assets and liabilities recorded at fair value based on the guidance of ASC 820, Fair Value Measurements and Disclosures (“ASC 820”) which defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy, which requires an entity to expand disclosures about fair value measurements.

ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value under ASC 820 must maximize the use of observable inputs and minimize the use of unobservable inputs. The standard describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value which are the following:

Level 1 –       Quoted prices in active markets for identical assets or liabilities.

WINC, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020 and 2019

Level 2 –      Observable inputs other than quoted prices in active markets for identical assets or liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data.

Level 3 –       Inputs that are unobservable and supported by little or no market activity.

The Company’s warrants are measured on recurring basis using Level 3 inputs (see Note 9). The Company did not have any other assets or liabilities that were measured using Level 3 inputs on a recurring or nonrecurring basis during the years ended December 31, 2020 and 2019, except for warrant liabilities. There was no transfer between levels during the years ended December 31, 2020 and 2019.

Internally Developed Software Costs

Computer software development costs are expensed as incurred, except for internal use software or website development costs that qualify for capitalization as described below, and include compensation and related expenses, costs of computer hardware and software, and costs incurred in developing features and functionality.

For computer software developed or obtained for internal use, costs that are incurred in the preliminary project and post implementation stages of software development are expensed as incurred. Costs incurred during the application and development stage are capitalized. Capitalized costs are amortized using the straight-line method over a three-year estimated useful life, beginning in the period in which the software is available for use. Capitalized software development costs, net of accumulated amortization, totaled $0.5 million and $0.6 million, as of December 31, 2020 and 2019, respectively. Amortization of software costs was $0.4 million for both the years ended December 31, 2020 and 2019.

Earnings per Share

Basic earnings (loss) per share attributable to common stockholders is calculated by dividing net income (loss) attributable to common stockholders by the weighted average shares outstanding during the period, without consideration for common stock equivalents. Diluted earnings (loss) per share attributable to common stockholders is calculated by adjusting weighted average shares outstanding for the dilutive effect of common stock equivalents outstanding for the period, determined using the treasury-stock and if-converted methods.

Recently Adopted Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers. This guidance supersedes the revenue recognition requirements of Topic 605, including most industry-specific revenue recognition guidance. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers, which amended ASU 2014-09 to defer the effective date for implementation for nonpublic entities to fiscal years beginning after December 15, 2018, and interim reporting periods beginning after December 15, 2019.

In May 2016, the FASB issued ASU 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients. The amendments in this Update do not change the core principle of the guidance in Topic 606. Rather, the amendments in this Update affect only the narrow aspects of Topic 606, which include the following:

1)	Collectability criterion

2)	Presentation of sales taxes and other similar taxes collected from customers

3)	Noncash consideration

4)	Contract modifications at transition

5)	Completed contracts at transition

The effective date and transition requirements for the amendments in this Update are the same as the effective date and transition requirements of Update 2014-09.

WINC, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020 and 2019

The Company adopted the new standard effective January 1, 2019 using the modified retrospective approach applied to those contracts which were not completed as of January 1, 2019. As part of the adoption of the ASU, the Company elected the following transition practical expedients: (i) to reflect the aggregate of all contract modifications that occurred prior to the date of initial application when identifying satisfied and unsatisfied performance obligations, determining the transaction price, and allocating the transaction price; (ii) to recognize the incremental costs of obtaining a contract as an expense when the period is one year or less; and (ii) to apply the standard only to contracts that are not completed at the initial date of application. Because contract modifications are minimal, there is not a significant impact as a result of electing these practical expedients. The adoption of this guidance in fiscal year 2019 did not have a material impact on the Company’s financial position, results of operations, or cash flows.

In June 2018, the FASB issued ASU 2018-07, Compensation – Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting, which simplifies the accounting for share-based payments to nonemployees by aligning it with the accounting for share-based payments to employees, with certain exceptions. The Company adopted this standard as of January 1, 2019, which did not have a material impact on its consolidated financial statements.

New Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) which supersedes FASB ASC Topic 840, Leases (Topic 840) and provides principles for the recognition, measurement, presentation, and disclosure of leases for both lessees and lessors. The new standard requires the lessees to classify leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee, and such classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease, respectively. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than twelve months regardless of classification. Leases with a term of twelve months or less will be accounted for similar to existing guidance for operating leases. In November 2019, the FASB issued ASU No. 2019-10, Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842): Effective Dates, which revised the effective date for ASU No. 2016-02, Leases (Topic 842) for fiscal years beginning after December 15, 2020. In June 2020, the FASB issued ASU No. 2020-05, Revenue From Contracts With Customers (Topic 606) and Leases (Topic 842): Effective Dates for Certain Entities, further delaying the effective date for ASU No. 2016-02, Leases (Topic 842) to fiscal years beginning after December 15, 2021 and interim periods within fiscal years beginning after December 15, 2022. The Company adopted ASU No. 2019-10 and ASU No. 2020-05 upon issuance by the FASB. The Company currently is assessing the impact of ASU No. 2016-02 on its consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326), as amended, which sets forth a “current expected credit loss” (CECL) model that requires the Company to measure all expected credit losses for financial instruments held at the reporting date based on historical experience, current conditions, and reasonable supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost and applies to certain off-balance sheet credit exposures. The standard is effective for fiscal years beginning after December 15, 2022. Early adoption is permitted. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements once adopted.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which is intended to simplify various aspects related to accounting for income taxes. The new standard removes certain exceptions to the general principles in Topic 740 and clarifies and amends existing guidance to improve consistent application. The standard is effective for fiscal years beginning after December 15, 2021. Early adoption is permitted. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements.

WINC, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020 and 2019

3.        INVENTORY

Inventory consists of the following as of December 31, 2020 and 2019 (in thousands):

	December 31,
	2020	2019
Raw materials	$4,753	$3,099
Finished goods	6,980	5,281
Packaging	147	109
Total Inventory	$11,880	$8,489

4.       PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following as of December 31, 2020 and 2019 (in thousands):

	December 31,
	2020	2019
Prepaid wine crushing services	$1,252	$1,939
Prepaid insurance and benefits	372	343
Prepaid software licenses	151	130
Prepaid marketing	151	103
Deposits	19	14
Prepaid other	1,067	102
Total Prepaid Expenses and Other Current Assets	$3,012	$2,631

5.       PROPERTY AND EQUIPMENT

Property and equipment, net consists of the following as of December 31, 2020 and 2019 (in thousands):

	December 31,
	2020	2019
Capitalized software	$1,966	$1,680
Furnitures and fixtures	643	643
Leasehold improvements	304	299
Machinery and equipment	262	211
Website development	168	168
Computers and server equipment	153	135
Purchased software and licenses	132	132
	3,628	3,268
Less: accumulated depreciation and amortization	(2,974)	(2,464)
Total Property and equipment, net	$654	$804

Depreciation and amortization expense totaled $0.5 million and $0.6 million during the years ended December 31, 2020 and 2019, respectively.

WINC, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020 and 2019

The following table summarizes amortization expense to be recognized for the company’s Capitalized software as of December 31, 2020 (in thousands):

Years ending December 31,
2021	$289
2022	147
2023	52
Total	$488

6.       ACCRUED LIABILITIES

Accrued liabilities consisted of the following as of December 31, 2020 and 2019 (in thousands):

	December 31,
	2020	2019
Inventory received not billed	$1,944	$1,086
Accrued payroll liabilities	659	174
Accrued marketing	634	351
Accrued shipping	472	89
Alcohol and tobacco tax	318	111
Other	732	700
Total Accrued Liabilities	$4,759	$2,511

7.       DEBT

In October 2015, the Company entered into a Loan and Security Agreement with Western Alliance Bank for a revolving line of credit of up to $12 million (the “WAB Line of Credit”). The WAB Line of Credit was subsequently amended to reduce the capacity to $7 million and extend the maturity to May 2020, at which point it was terminated. In December 2020, the Company entered into a Credit Agreement with Pacific Mercantile Bank for a new $7 million line of credit (the “PMB Line of Credit”). The PMB Line of Credit bears interest at a variable annual rate equal to 1.25% plus the Prime Rate (3.25% as of December 31, 2020). The combined balance of the Company’s lines of credit as of December 31, 2020 and 2019 was zero and $6 million, respectively. The Company was in compliance with the line of credit covenants as of December 31, 2020.

In December 2017, the Company entered into a Loan and Security Agreement with Multiplier Capital for a term loan of $5 million. The loan has a maturity date of June 29, 2022 and bears an interest at a variable annual rate equal to 6.25% above the Prime Rate, with a minimum interest rate of 11.5% and a maximum interest rate of 14% (11.5% as of December 31, 2020). The balance as of December 31, 2020 and 2019, net of unamortized debt issuance costs, was $2.3 million and $3.8 million, respectively.

Interest expense on the Company’s line of credit and term loan for the years ended December 31, 2020 and 2019 totaled $0.8 million and $1.1 million, respectively.

The following table summarizes the Company’s stated debt maturities and scheduled principal repayments as of December 31, 2020 (in thousands):

Years ending December 31,
2021	$1,667
2022	833
Total	$2,500

In connection with entering into and amending certain debt agreements, the Company granted warrants to purchase a fixed number of the Company’s preferred shares, all of which remain outstanding as of December 31, 2020. See Note 9 for further information.

WINC, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020 and 2019

8.       RELATED PARTY TRANSACTIONS

During the years ended December 31, 2020 and 2019, the Company collected zero and $0.1 million, respectively, of receivables from employees and gave no advances in either year. The receivables are presented as employee advances in the accompanying consolidated balance sheets.

During each of the years ended December 31, 2020 and 2019, the Company paid a related party $0.1 million for brand consulting services.

9.       WARRANT LIABILITIES

In connection with certain past debt and equity financings, the Company issued the following warrants, all of which were exercisable upon issuance:

Date Issued	Number of Shares	Preferred Stock Series	Price per Share	Expiration Date
July 3, 2013	54,745	Series Seed	$0.27400	July 3, 2023
April 15, 2016	22,901	Series B	$1.30997	April 15 2026
December 7, 2017	6,679	Series B-1	$1.31000	December 7, 2024
December 29, 2017	859,644	Series B-1	$1.31000	December 29, 2027

The warrants are recognized as liabilities in the consolidated balance sheets and are subject to re-measurement at each balance sheet date from issuance. Any change in fair value is recognized as a component of other expense in the period of change. As of December 31, 2020, all warrants remain outstanding.

The valuation of the Company’s warrants contained unobservable inputs that reflected the Company’s own assumptions for which there was little market data. Accordingly, the Company’s warrants were measured at fair value on a recurring basis using unobservable inputs and were classified as Level 3 inputs. The fair value of the warrant liabilities was determined using the Black-Scholes option pricing model and the following assumptions:

	Year Ended December 31,
	2020	2019
Risk free interest rate	0.25%	1.36%
Expected term (in years)	2.50 – 6.99	3.50 – 7.99
Dividend yield	—	—
Expected volatility	60%	60%
Fair value of common stock	$1.75	$1.41

As of December 31, 2020 and 2019, the Company estimated the fair value of warrants using Black-Scholes model to be $1.1 million and $0.9 million, respectively.

10.       COMMITMENTS AND CONTINGENCIES

Operating Leases

As of December 31, 2020, the Company had two non-cancelable operating leases for various facilities, which expire in December 2022 and January 2023, respectively. Minimum future rental commitments under non-cancelable operating leases, primarily for equipment and office facilities, as of December 31, 2020 are as follows (in thousands):

Years ending December 31,
2021	$1,081
2022	1,069
2023	28
Total	$2,178

WINC, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020 and 2019

The Company is also party to two non-cancelable sublease agreements and had one additional sublease agreement expire in April 2020. Both subleases are set to expire in December 2022. Minimum future sublease rental income under the non-cancelable operating subleases as of December 31, 2020, are as follows (in thousands):

Years ending December 31,
2021	$762
2022	785
Total	$1,547

Rent expense was $1.2 million and $1.1 million for the years ended December 31, 2020 and 2019, respectively, and is included in general and administrative expenses on the accompanying consolidated statements of operations. Included in other income in the accompanying consolidated statements of operations for the years ended December 31, 2020 and 2019 is rental income from sublease agreements of $0.6 million and $0.3 million, respectively.

Legal

The Company is involved, from time to time, in disputes that are incidental to its business. Management has reviewed these matters to determine if reserves are required for losses that are probable to materialize and reasonable to estimate in accordance with the authoritative guidance on accounting for contingent losses. Management evaluates such reserves, if any, based upon several criteria including the merits of each claim, settlements discussions, and advice from outside legal counsel, as well as indemnification of amounts expended by the Company’s insurers or others, if any.

In management’s opinion, none of these legal matters, individually or in the aggregate, are likely to have a material adverse effect on the Company’s combined financial position or results of operations.

11.       STOCK-BASED COMPENSATION

All employees are eligible to be granted options to purchase common stock under the Company’s 2012 and amended 2013 Equity Incentive Plans (the “Equity Plans”). Under provisions of the 2012 and 2013 Equity Plans, the Company is authorized to issue up 409,565 shares and 21,995,249 of its common stock, respectively, of which 20,372,067 have been granted under stock option awards as of December 31, 2020. The purpose of the Company’s stock-based compensation awards is to incentivize employees and other individuals who render services to the Company by providing opportunities to purchase stock in the Company.

All options granted under the 2012 and 2013 Equity Incentive Plans will expire five and ten years, respectively, from their date of issuance. Stock options generally have a four-year vesting period from their date of issuance.

The Company’s Board of Directors administer the Equity Plans, select the individuals to whom options will be granted, determine the number of options to be granted and the term and exercise price of each option. Incentive stock options and non-statutory stock options granted pursuant to the terms of the Equity Plans cannot be granted with an exercise price of less than 100% of the fair market value of the underlying Company stock on the date of the grant (110% if the award is issued to an individual that owns 10% or more of the Company’s outstanding stock). The term of the options granted under the Equity Plans cannot be greater than 10 years (five years for incentive stock options granted to optionees who have greater than 10% ownership interest in the Company). Options granted generally vest 25% on the one-year anniversary of the date of grant with the remaining balance vesting equally on a monthly basis over the subsequent three years.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model for incentive stock options granted to employees and on the reporting date for non-employees. Because option-pricing models require the use of subjective assumptions, changes in these assumptions can materially affect the fair value of the options. The assumptions presented in the table below represent the weighted average of the applicable assumption used to value stock options at their grant date. The Company estimates expected volatility based on historical and implied volatility data of comparable companies. The expected term, which represents the period of time that options granted are expected to be outstanding, is estimated using the “simplified method.”

WINC, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020 and 2019

The risk-free rate assumed in valuing the options is based on the U.S. Treasury yield curve in effect at the time of grant for the expected term of the option. The following table summarizes the key valuation assumptions for options granted during the years ended December 31, 2020 and 2019:

Year Ended December 31,
	2020	2019
Risk free interest rates	0.34% - 0.44%	1.69% - 1.87%
Expected lives (in years)	5.46 – 6.09	5.52 – 6.25
Dividend yield	—	—
Expected volatility	36.20% - 36.76%	34.80% - 35.55%
Fair value of common stock	$0.17 - $0.24	$0.06 - $0.19

The following tables summarize the activity of the Company’s stock options for the years ended December 31, 2020 and 2019:

	Number of Shares	Weighted Average Exercise Price per Share	Weighted Average Remaining Contract Term (in years)	Aggregate Intrinsic Value (in thousands)
Options outstanding as of December 31, 2018	7,540,709	$0.35	6.77
Exercised	–	–	–	–
Granted	11,073,886	0.17	9.11	3,694
Forfeited	(1,010,140)	0.34	–	158
Expired	(11,457)	0.50	–	1
Options outstanding as of December 31, 2019	17,592,998	$0.16	8.02
Exercised	(450,000)	0.21	4.99	173
Granted	2,855,500	0.50	9.42	252
Forfeited	(65,953)	0.48	–	7
Expired	(1,108,925)	0.21	–	424
Options outstanding as of December 31, 2020	18,823,620	$0.21	7.51

The weighted average grant date fair value per share of stock options granted during the years ended December 31, 2020 and 2019 was $0.19 and $0.06, respectively. During the year ended December 31, 2020, the aggregate intrinsic values of stock option awards exercised was $0.2 million, determined at the date of option exercise. There were no stock option awards exercised during fiscal year 2019.

The aggregate intrinsic value was calculated as the difference between the exercise prices of the underlying stock option awards and the estimated fair value of the Company’s common stock on the date of exercise. Total unvested shares under options as of December 31, 2020 and 2019, totaled 10,569,732 and 8,481,034, respectively.

The total fair value of shares vested as of December 31, 2020 and 2019 was $4.9 million and $1.8 million, respectively.

Total stock-based compensation expense for the year ended December 31, 2020 and 2019 was $0.3 million and $0.2 million, respectively, and is recognized as a personnel expense in the consolidated statements of operations. Total unrecognized compensation cost related to unvested stock options as of December 31, 2020 is $0.7 million and is expected to be recognized over a weighted average period of 1.45 years.

WINC, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020 and 2019

12.       EMPLOYEE BENEFIT PLAN

The Company has a 401(k) defined contribution plan which permits participating U.S. employees to defer up to a maximum of 100% of their compensation, subject to limitations established by the Internal Revenue Service. Employees aged 21 and older are eligible to contribute to the plan starting 30 days after their employment date. Once eligible, participants are automatically enrolled to contribute 6% of eligible compensation or may elect to contribute a whole percentage of their eligible compensation subject to annual Internal Revenue Code limits. The Company made no contributions for the years ended December 31, 2020 and 2019.

13.       STOCKHOLDERS’ EQUITY

Eighth Amended and Restated Certification of Incorporation

In accordance with the Eighth Amended and Restated Certificate of Incorporation dated December 8, 2020, the Company is authorized to issue two classes of stock, common stock and preferred stock. As of December 31, 2020, the Company shall have authority to issue 106,910,000 shares of common stock with par value of $0.0001 per share and 71,512,354 shares of preferred stock with par value of $0.0001 per share.

Preferred Stock

Convertible preferred stock consisted of the following (in thousands, except share data):

	December 31, 2020
	Shares Authorized	Shares Issued and Outstanding	Net Carrying Value	Aggregate Liquidation Preference	Common Stock Issuable on Conversion
Series Seed Preferred Stock	13,296,372	13,241,627	$3,628	$3,628	13,241,627
Series A Preferred Stock	8,276,928	8,276,928	9,458	10,006	8,276,928
Series B Preferred Stock	13,381,711	13,358,810	17,472	17,499	13,358,810
Series B-1 Preferred Stock	7,736,552	6,870,679	8,942	13,501	6,870,679
Series C Preferred Stock	8,209,586	8,209,586	9,500	15,000	8,209,586
Series D Preferred Stock	10,611,205	6,583,273	5,877	9,306	6,583,273
Series E Preferred Stock	10,000,000	1,603,681	1,585	2,806	1,603,681
Total	71,512,354	58,144,584	$56,462	$71,746	58,144,584

	December 31, 2019
	Shares Authorized	Shares Issued and Outstanding	Net Carrying Value	Aggregate Liquidation Preference	Common Stock Issuable on Conversion
Series Seed Preferred Stock	13,296,372	13,241,627	$3,628	$3,628	13,241,627
Series A Preferred Stock	8,276,928	8,276,928	9,458	10,006	8,276,928
Series B Preferred Stock	13,381,711	13,358,810	17,472	17,499	13,358,810
Series B-1 Preferred Stock	7,736,552	6,870,679	8,942	13,501	6,870,679
Series C Preferred Stock	8,209,586	8,209,586	9,500	15,000	8,209,586
Series D Preferred Stock	10,611,205	1,254,644	629	1,773	1,254,644
Total	61,512,354	51,212,274	$49,629	$61,407	51,212,274

During fiscal year 2019, the Company raised capital of up to $9.5 million (net of issuance costs) through the sale of 8,209,586 shares of Series C convertible preferred stock (the “Series C Preferred Stock”) at $1.2181 per share.

During fiscal year 2019 and 2020, the Company raised capital of up to $5.9 million (net of issuance costs) through the sale of 6,583,273 shares of Series D convertible preferred stock (the “Series D Preferred Stock”) at $1.4136 per share.

WINC, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020 and 2019

During fiscal year 2020, the Company raised capital of up to $1.6 million (net of issuance costs) through the sale of 1,603,681 shares of Series E convertible preferred stock (the “Series E Preferred Stock”) at $1.75 per share.

Unless otherwise indicated, all attributes described below applied to Series Seed Preferred Stock, Series A Preferred Stock, Series B Preferred Stock, Series B-1 Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, and Series E Preferred Stock.

Voting Rights

The holders of common stock are entitled to one vote for each share of common stock.

The holders of preferred stock are entitled to cast the number of votes equal to the number of whole shares of common stock into which the shares of preferred stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by other provisions of the Certificate of Incorporation, holders of preferred stock shall vote together with holders of common stock as a single class.

Dividends

The Company shall not declare, pay, or set aside any dividends on shares of any other class or series of capital stock of the Company (other than dividends on shares of common stock payable in shares of common stock) unless the holders of preferred stock shall simultaneously receive a dividend on each outstanding share of preferred stock in an amount at least equal to (i) in the case of a dividend on common stock or any class or series that is convertible into common stock, that dividend per share of preferred stock as would equal the product of (a) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into common stock and (b) the number of shares of common stock issuable upon conversion of a share of preferred stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into common stock, at a rate per share of preferred stock determined by (a) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (b) multiplying such fraction by an amount equal to the applicable original issue price; provided that, if the Company declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Company, the dividend payable to the holders of preferred stock pursuant to Section 1 of the Company’s Seventh Amended and Restated Certificate of Incorporation shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest preferred stock dividend.

As of December 31, 2020 and 2019, there were no dividends declared, paid, or set aside.

Conversion

The holders of preferred stock have conversion rights. Each shares of preferred stock shall be convertible, at the option of the holder at any time and without the payment of additional consideration by the holder into such number of fully paid and non-assessable shares of common stock as is determined by dividing the applicable original issue price by the applicable conversion price at the time of conversion. The Series Seed conversion price is equal to $0.274. The Series A conversion price is equal to $1.2089. The Series B conversion price is equal to $1.3099. The Series B-1 conversion price is equal to $1.31. The Series C conversion price is equal to $1.2181. The Series D conversion price is equal to $1.4136. The Series E conversion price is equal to $1.75. Such initial conversion price, and the rate at which shares of preferred stock may be converted into shares of common stock, shall be subject to adjustments as provided in the Eighth Amended and Restated Certificate of Incorporation.

No fractional shares of common stock are issued upon conversion of the preferred stock. In lieu of any fractional shares, the Company shall pay cash equal to such fraction multiplied by the fair market value of a share of common stock as determined in good faith by the Board of Directors of the Company.

At conversion, any shares of preferred stock shall be retired and cancelled and may not be reissued as shares of such series.

WINC, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020 and 2019

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of shares of Series E Preferred Stock, Series D Preferred Stock, Series C Preferred Stock, and Series B-1 Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders before any payment shall be made to the holders of Series B Preferred Stock, Series A Preferred Stock, Series Seed Preferred Stock or Common Stock

The holders of shares of preferred stock then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders before any payment shall be made to the holders of common stock by reason of their ownership thereof, an amount per share equal to the greater of (i) one and one-half times the original issue price (for Series C and Series B-1 Preferred Stock) and one times the original issue price (for Series E, Series D, Series B, Series A, and Series Seed Preferred Stock), plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of preferred stock been converted into common stock.

After the payment of all preferential amounts required to be paid to the holders of shares of preferred stock, the remaining assets of the Company available for distribution to its stockholders shall be distributed among the holders of shares of common stock, pro rata based on the number of shares held by each such holder.

Deemed liquidation events include: (a) a merger or consolidation or (b) the sale, lease, transfer, exclusive license, or other disposition of substantially all of the Company’s assets.

As of December 31, 2020 and 2019, no liquidation events had occurred.

14.        SEGMENT INFORMATION

The Company evaluates its business and allocates resources based on its two reportable business segments: Direct to Consumer (“DTC”) and Wholesale. The Company has a non-reportable segment that is comprised of a small business line focused on testing new products to determine if they have long-term viability prior to integration into the DTC and/or Wholesale distribution channels. The accounting policies of the segments are the same as those described in Note 2. The Company does not report asset information by segment because that information is not used to evaluate Company performance or allocate resources between segments.

The Company evaluates performance based on Adjusted Contribution Margin, which is defined as Gross Margin (calculated in accordance with GAAP), plus cash received for unused credits from monthly subscriptions, less estimated product costs attributable to unused monthly credits.

Management believes Adjusted Contribution Margin is an important supplemental measure because it provides relevant and useful information by reflecting the performance of each segment adjusted for the impact of non-refundable subscriptions, even when a customer chooses to delay using their credits. Management believes that gross profit is the most directly comparable GAAP measure to Adjusted Contribution Margin and Adjusted Contribution Margin should not be viewed as an alternative measure of operating performance to gross profit as defined by GAAP.

WINC, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020 and 2019

The following tables summarize information for the reportable segments (in thousands):

For the year ended December 31, 2020:

	DTC	Wholesale	Other non- reportable	Corporate non-segment	Total
Net revenue	$54,854	$8,237	$1,616	$–	$64,707
Cost of revenues	(32,759)	(5,844)	(709)	–	(39,312)
Gross profit	22,095	2,393	907	–	25,395
Other adjustments(1)	3,002	–	–	–	3,002
Adjusted Contribution Margin	25,097	2,393	907	–	28,397
Add back: Other adjustments	(3,002)	–	–	–	(3,002)
Operating expenses	(17,488)	(2,748)	(1,257)	(10,314)	(31,807)
Interest expense	–	–	–	(834)	(834)
Change in fair value of warrants	–	–	–	(208)	(208)
Other income	–	–	–	523	523
Loss before income taxes	$4,607	$(355)	$(350)	$(10,833)	$(6,931)

For the year ended December 31, 2019:

	DTC	Wholesale	Other non- reportable	Corporate non-segment	Total
Net revenue	$29,628	$6,819	$–	$–	$36,447
Cost of revenues	(17,450)	(4,377)	–	–	(21,827)
Gross profit	12,178	2,442	–		14,620
Other adjustments(1)	–	–	–	–	–
Adjusted Contribution Margin	12,178	2,442	–	–	14,620
Add back: Other adjustments	–	–	–	–	–
Operating expenses	(9,192)	(1,121)	–	(11,399)	(21,712)
Interest expense	–	–	–	(1,364)	(1,364)
Change in fair value of warrants	–	–	–	(137)	(137)
Other income	–	–	–	559	559
Loss before income taxes	$2,986	$1,321	$–	$(12,341)	$(8,034)

(1)	Represents cash received for unused credits from monthly subscriptions related to the Company’s Insider Access Program, less estimated product costs attributable to unused monthly credits. The Company’s Insider Access Program was established at the end of fiscal year 2019.

15.        BASIC AND DILUTED NET LOSS PER SHARE

Basic net loss per share is based upon the weighted average number of common shares outstanding. Dilution is computed by applying the treasury stock method. Under this method, common stock options and warrants are assumed to be exercised at the beginning of the period (or at the time of issuance, if later), and as if funds obtained thereby were used to purchase common stock at the average market price during the period. The weighted average number of shares used to compute basic and diluted loss per share is the same since the effect of convertible securities is antidilutive. Common stock equivalent shares are excluded from the computation if their effect is antidilutive. The convertible preferred stock are considered participating securities; however, they were excluded from the computation of basic loss per share in the periods of net loss as there is no contractual obligation or terms for the holders to share in the losses of the Company. See Note 13 for additional information regarding the rights of preferred stockholders.

WINC, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020 and 2019

The following securities were excluded due to their anti-dilutive effect on the loss per common share recorded in each of the years:

	Year Ended December 31,
	2020	2019
Stock options	18,823,620	17,592,998
Convertible preferred stock	58,144,584	51,212,274
Warrants to purchase convertible preferred stock	943,969	943,969
Total	77,912,173	69,749,241

16.       INCOME TAXES

The components of income tax expense are as follows for the years ended December 31, 2020 and 2019 (in thousands):

	Year Ended December 31,
	2020	2019
Current:
Federal	$—	$—
State	27	15
Total current	27	15
Total provision for income taxes	$27	$15

The Company establishes a valuation allowance when it is more likely than not that the Company’s recorded net deferred tax asset will not be realized. In determining whether a valuation allowance is required, the Company takes into account all positive and negative evidence with regard to the utilization of a deferred tax asset. As of December 31, 2020 and 2019, the valuation allowance for deferred tax assets totaled approximately $15.4 million and $14.2 million, respectively.

The Company plans to continue to provide a full valuation allowance on future tax benefits until it can sustain an appropriate level of profitability and until such time, the Company would not expect to recognize any significant tax benefits in its future results of operations.

As of December 31, 2020, the Company has net operating loss carryforwards for federal and state income tax purposes of approximately $47.9 million and $46.5 million, respectively. As of December 31, 2019, the Company had net operating loss carryforwards for federal and state income tax purposes of approximately $42.9 million and $44.0 million, respectively. The net operating loss carryforwards begin to expire in 2022. The utilization of net operating loss carryforwards may be limited under the provisions of Internal Revenue Code Section 382 and similar state provisions due to a change in ownership.

The Company has not recognized any liability for unrecognized tax benefits. The Company expects any resolution of unrecognized tax benefits, if created, would occur while the full valuation allowance of deferred tax assets is maintained; therefore, the Company does not expect to have any unrecognized tax benefits that, if recognized, would affect the effective tax rate.

The Company’s continuing practice is to recognize interest and/or penalties related to income tax matters in income tax expense. As of December 31, 2020, the Company had no accrual for the payment of interest or penalties. For Federal purposes, the year’s subject to examination are 2017 through 2020. For state purposes, the year’s subject to examination are 2016 through 2020. In addition, the utilization of net loss carryforwards is subject to Internal Revenue Service review for the periods in which those net losses were incurred. The Company is not under audit by any taxing jurisdictions at this time. The Company does not anticipate any significant decreases in unrecognized tax benefits within the next twelve months.

WINC, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020 and 2019

17.        SUBSEQUENT EVENTS

Employee Promissory Notes

Between February and April 2021, the Company entered into full recourse promissory notes with its CEO, General Counsel, President, and CFO related to stock option exercises for 3,982,233 shares, 683,617 shares, 2,334,625 shares, and 299,718 shares, respectively. The aggregate principal balance of the promissory notes was $1.1 million. The promissory notes are prepayable at any time at the option of the employee. Interest accrues at 2.25% per annum, compounding annually, and is payable at the earlier of: (i) the date of any sale, transfer or other disposition of all or any portion of the shares, (ii) five years from the date of the promissory note, or (iii) the latest date repayment must be made in order to prevent a violation of Section 13(k) of the Securities Exchange Act of 1934.

PPP Loan Forgiveness

Under the CARES Act, PPP loan recipients were able to apply for forgiveness of a portion or the loan in its entirety. In March 2021, the Company’s PPP loan of $1.4 million was forgiven in its entirety prior to any interest payments or repayments of principal. Accordingly, upon forgiveness of the PPP loan in March 2021, the Company recognized other income of $1.4 million.

Series F Preferred Stock Issuance

In April 2021, the Company raised net proceeds of $9.1 million through the sale of 5,714,286 shares of Series F Preferred Stock.

The Company has evaluated subsequent events through May 7, 2021, the date the consolidated financial statements were available to be issued and concluded that no other events have occurred subsequent to December 31, 2020 that require consideration as adjustments to or disclosure in its consolidated financial statements, other than those disclosed above.

Item 8. Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1	Ninth Amended and Restated Certificate of Incorporation
2.2	Bylaws (1)
2.3	Second Amendment to Amended and Restated Bylaws (2)
3.1	Form of Seventh Amended and Restated Voting Agreement
3.2	Form of Seventh Amended and Restated Right of First Refusal and Co-Sale Agreement
3.3	Form of Seventh Amended and Restated Investors’ Rights Agreement
3.4	Form of Series F Warrant
3.5	Series F Preferred Stock and Warrant Purchase Agreement
4.1	Form of subscription agreement (3)
6.1	Loan and Security Agreement with Multiplier Capital (4)
6.2	Pay-off letter from Western Alliance Bank (5)
6.3	Broker-Dealer Agreement with Dalmore Group, LLC (6)
6.4	Credit Agreement dated December 15, 2020 with Pacific Mercantile Bank
6.5	Stock Pledge Agreement and Secured Promissory Note of Geoffrey McFarlane
6.6	Stock Pledge Agreement and Secured Promissory Note of Brian Smith
6.7	Stock Pledge Agreement and Secured Promissory Note of Matthew Thelen
6.8	Stock Pledge Agreement and Secured Promissory Note of Carol Brault
8.1	Escrow Services Agreement with Prime Trust, LLC (7)

(1) Filed as an exhibit to the Winc, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11050) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1782627/000114420419036465/tv525510_ex2-3.htm

(2) Filed as an exhibit to the Winc, Inc. Current Report on Form 1-U dated December 18, 2019 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1782627/000110465919073676/tm1926345d1_ex2-3.htm

(3) Filed as an exhibit to the Winc, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11266) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1782627/000110465920082696/tm2024262d1_ex4.htm

(4) Filed as an exhibit to the Winc, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11050) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1782627/000114420419036465/tv525510_ex6-2.htm

(5) Filed as an exhibit to the Winc, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11266) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1782627/000110465920082696/tm2024262d1_ex6-7.htm

(6) Filed as an exhibit to the Winc, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11266) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1782627/000110465920082696/tm2024262d1_ex6-5.htm

(7) Filed as an exhibit to the Winc, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11266) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1782627/000110465920082696/tm2024262d1_ex8.htm

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mountain View, California, on May 11, 2021.

Winc, Inc.

/s/ Geoffrey McFarlane
By Geoffrey McFarlane, Chief Executive Officer
Date: May 11, 2021

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the date indicated.

/s/ Geoffrey McFarlane
By Geoffrey McFarlane, Chief Executive Officer and Director
Date: May 11, 2021

/s/ Brian Smith
By Brian Smith, President and Chairperson
Date: May 11, 2021

/s/ Carol Brault
By Carol Brault, Chief Financial Officer and Principal Accounting Officer
Date: May 11, 2021

/s/ Laura Joukovski
By Laura Joukovski, Director
Date: May 11, 2021

/s/ Kent Bennett
By Kent Bennett, Director
Date: May 11, 2021

/s/ Xiangwei Weng
By Xiangwei Weng, Director
Date: May 11, 2021

/s/ Shuhei Ohashi
By Shuhei Ohashi, Director
Date: May 11, 2021

/s/ Patrick DeLong
By Patrick DeLong, Director
Date: May 11, 2021

/s/ Alesia Pinney
By Alesia Pinney, Director
Date: May 11, 2021